2.

05010151

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Universal Holdings Ltd.

*CURRENT ADDRESS Century Yard
Cricket Square
Hutchins Drive
PO Box 2681 GT
Georgetown
Grand Cayman
British West Indies
Cayman Islands

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

FILE NO. 82- 34905 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: CB

DAT : 8/2/05

UNIVERSAL HOLDINGS LIMITED

ANNUAL REPORT 2003

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mr. Ko Chun Shun, Johnson
Mr. Cheong Chow Yin
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David

COMPANY SECRETARY

Mr. Chan Kam Kwan, Jason

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

SOLICITORS

Baker & McKenzie

REGISTERED OFFICE

Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

PRINCIPAL OFFICE IN HONG KONG

Unit 4306-07, Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE IN HONG KONG

Tengis Limited
G/F
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wan Chai
Hong Kong

CHAIRMAN'S STATEMENT

The Group's turnover for the year was HK$30,011,000 as compared to HK$51,791,000 in the prior year. Net loss attributable to shareholders amounted to HK$70,046,000 as compared against a net loss of HK$95,103,000 in 2002.

Below is the operational review of each significant division.

DIGITAL BROADCASTING INVESTMENT

One of the Group's significant investments which is accounted for as an associated company in 2003 (was accounted for as a subsidiary in 2002), includes DVN (Holdings) Limited ("DVN"), a listed company in Hong Kong. DVN's business outlook strengthened as the PRC government announced its intention to migrate 30 million analog subscribers to digital by 2005. As a result, as more localities implement their digitalization plans, DVN has recorded sharply higher set-top boxes sales and subscription revenues. The increased revenues were achieved in spite of the impact from SARS, which caused cable television stations to delay their digitalization plans, and to reduce promotional activities.

In January 2003, DVN sold headend equipment to Fujian, and is currently supplying Fujian with set-top boxes. A contract was signed with Shanghai in June to supply the municipality with set-top boxes; while integration contracts were signed with Urumqi, Hangzhou, and Qingdao.

The integration contracts are a new development for DVN in which DVN agrees to supply all the middleware, software, and integration expertise to ensure that a digital platform is up and running for a cable operator. DVN does not supply the actual headend hardware, and therefore does not incur any capital expenses. DVN receives an integration fee, but does not receive any subscription fees in this arrangement. However, in exchange for providing software that enables various value added services, DVN receives 30-50% of the value added service revenues for the next 15-20 years. Value added services include: online gaming, long distance education, television shopping, stock market trading, etc. Through this new business model, DVN does not incur any financial risk, while ensuring that it receives significant financial upside if value added services succeed in China.

This transition from headend sales to set top box and subscription sales is a natural progression as first cable operators must install the headends. Through these headend sales and through its leasing of headends in other localities, DVN is able to establish a base from which it can generate future revenues. After the headends are installed, the cable operator is able to sell set-top boxes and subscriptions to customers. With this transition, DVN expects accelerated revenue growth as it will be able to generate considerably more revenues from set-top boxes and the provision of services as compared to sales of headend equipment.

CHAIRMAN'S STATEMENT

With the government's continued push towards digitalization, DVN expects sales of STB's and subscription revenues to accelerate. In July 2003, SARFT formally announced a list of 33 cities that should immediately implement plans to go digital. DVN has established relationships with some of these cities already putting it in a position to promote, provide and deliver digital services.

First mover advantages are extremely important in the cable industry as early entrants establish technical standards in the localities, legal commitments, and relationships that make entry for later competitors more difficult. With this first mover advantage, we believe DVN has an unique position in China's cable industry to take advantage of the government's initiative towards digitalization.

COMMUNICATION DIVISION

The Group's communication division continues to develop its business in an intense competitive environment. We expect that our scalable, cost effective modular system provides an affordable solution for enterprises to improve on customer care. As China moves towards more service oriented operations, our modular call centers will be in greater demand. We are well positioned in the China market to sell this solution and other related services.

AUDIO AND VIDEO DISTRIBUTION DIVISION

The high audio market was adversely affected by the economic downturn in the first half of the year. With the support of the government to stimulate tourism from China, this will have an effect in the overall retail market for Hong Kong. The Group will move cautiously to seek strategic acquisitions and distribution rights before investing further into this business segment.

FUTURE

The Group will seek to strengthen the audio and video components and equipment distribution through strategic investment.

As discussed above, the Group's significant investment in DVN is engaged in the exciting and still maturing digital broadcasting industry in China with significant potential in revenue and profits. As the industry evolves, and cable operator's sophistication increases, DVN anticipates that it will need to work with strategic partners that will complement DVN's existing strengths of software development and services. DVN is therefore actively in discussions with potential strategic partners. Our Group will support DVN in its cooperation with strategic partners that have strengths in hardware, manufacturing, and technology; and also with the requisite experience and expertise to help ensure that DVN's digital cable deployments in China are successful.

CHAIRMAN'S STATEMENT

The Group has rationalized its operations. The Group will seek to diversify its businesses and implement strategies that strengthens its revenue and asset base. The Group will continue to explore any business opportunities in strategic acquisition of equity interests in Hong Kong or abroad. In addition, the Group will look for opportunities to expand its capital base in the equity and capital markets.

APPRECIATION

With this opportunity, I wish to extend my appreciation to all the directors and employees for their commitment and dedications during the year. I would also like to thank our shareholders, partners and associates for their continuing support.

Ko Chun Shun, Johnson
Chairman

Hong Kong, 27th April 2004

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY, FINANCIAL RESOURCES, AND EXPOSURE TO EXCHANGE RATE FLUCTUATION

As at 31st December 2003, the Group held cash deposits totalling HK$16.4 million, an increase of HK$12.2 million compared with that of 31st December 2002, which was mainly from the raising of approximately HK$14.5 million by the issuing of 500,000,000 new ordinary shares of the Company to public investors. A current ratio of 1.22 and a gearing ratio, representing long term liabilities to net worth, of 0.16 as at 31st December 2003 were slightly improved as compared to 1.18 and 0.18 as at 31st December 2002.

In addition to the internal generated cash flows and capital raising, the Group also made use of short-term borrowings to finance its operations during the year. All borrowings during the year were based on market interest rate. The short-term borrowings were secured against certain shares of an associated company. The Group had no long-term bank loan and no bank overdrafts outstanding as at year end.

There were no significant exposure to foreign currency fluctuation. The Group will continue to rely mainly on the internal generated cash flows and borrowings to fund its operation. The Group will also rely on the realization of its assets or capital raising.

SIGNIFICANT INVESTMENTS HELD

There was no change in significant investments held during the year. The Group has not acquired or disposed of any material assets during the year.

NUMBER AND REMUNERATION OF EMPLOYEES, REMUNERATION POLICIES, BONUS AND SHARE OPTION SCHEMES AND TRAINING SCHEMES

As at 31st December 2003, the Group employed a total of 6 full-time employees in Hong Kong and a work force of about 25 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salary which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

PENDING LITIGATION AND CONTINGENT LIABILITIES

At 31st December 2003, the Group had a pending litigation and the details of which have been disclosed in note 31 to the accounts. Save for this, the Group had no other material contingent liabilities outstanding as at the year end.

REPORT OF THE DIRECTORS

The directors submit their report together with the audited accounts for the year ended 31st December 2003.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in note 34 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 4 to the accounts.

RESULTS AND DIVIDENDS

The results of the Group for the year are set out in the consolidated profit and loss account on page 20.

The directors do not recommend the payment of a dividend in respect of the year ended 31st December 2003.

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited accounts and restated/reclassified as appropriate, are summarised below.

REPORT OF THE DIRECTORS

FIVE YEAR FINANCIAL SUMMARY *(Continued)*

Results

	2003	2002	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
Continuing operations	**30,011**	51,791	128,875	89,753	32,451
Discontinued operations	**—**	—	—	29,522	695,275
	30,011	51,791	128,875	119,275	727,726
Loss before tax	**(69,851)**	(171,355)	(165,710)	(587,456)	(11,461)
Taxation	**(195)**	—	—	645	1,164
Minority interests	**—**	76,252	27,306	93,081	79,874
(Loss)/profit attributable to shareholders	**(70,046)**	(95,103)	(138,404)	(493,730)	69,577

Assets and liabilities

	2003	2002	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fixed assets	**2,560**	6,030	83,520	43,213	69,597
Intangible assets	**1,685**	2,249	59,453	64,606	129,442
Interests in a jointly controlled entity and associated companies	**15,837**	39,742	10,901	26,155	19,859
Investment securities	**36,000**	80,508	55,662	58,414	32,055
Other assets	**4,533**	6,169	64,353	66,987	74,303
Current assets	**72,653**	38,643	304,180	342,536	737,014
Total assets	**133,268**	173,341	578,069	601,911	1,062,270
Current liabilities	**59,428**	32,803	190,851	95,869	238,586
Long-term liabilities	**10,000**	21,216	50,715	45,119	756
Total liabilities	**69,428**	54,019	241,566	140,988	239,342
Minority interests	**—**	—	120,752	107,821	205,009
Net assets	**63,840**	119,322	215,751	353,102	617,919

REPORT OF THE DIRECTORS

FIVE YEAR FINANCIAL SUMMARY *(Continued)*

Assets and liabilities *(Continued)*

The net (loss)/profit attributable to shareholders for each of the three years ended 31st December 1999, 2000 and 2001, and the shareholders' equity as at the respective balance sheet dates have been restated as a result of the change in the accounting policies for pre-operating expenses in 1999 and intangible assets in 2001. Loss before taxation and taxation for each of the two years ended 31st December 2000 have not been restated for the continuing and discontinued operations as the directors consider this would involve extra costs and time to do so.

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 11 to the accounts.

SHARE CAPITAL

Details of the movements in the share capital of the Company are set out in note 25 to the accounts.

SHARE OPTIONS

A share option scheme (the "Option Scheme") was adopted by the Company on 30th July 2002. The purpose of the Option Scheme is to recognize and acknowledge the contributions of the Qualified Persons (as defined in the Option Scheme, including but not limit to, the directors, employees, partners and associates of the Group) to the Group.

Pursuant to this 10-year term Option Scheme, the Company can grant options to Qualified Persons for a consideration of HK$1.00 for each grant payable by the Qualified Persons to the Company. The total number of the shares issued and to be issued upon exercise options granted to each Qualified Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the shares then in issue. Unless with shareholders' approval, the maximum number of options shares can be granted under the Option Scheme shall not exceed 277,429,315 shares, representing 10% of the total number of shares in issue at the time the Option Scheme was adopted.

Subscription price in relation to each option pursuant the Option Scheme shall be not less than the higher of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date on which the option is offered to an Qualified Person; or (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the 5 trading days immediately preceding the date of offer; or (iii) the nominal value of the shares. There shall be no minimum holding period for the vesting or exercise of the options and the options are exercisable within the option period as determined by the Board of directors of the Company.

REPORT OF THE DIRECTORS

SHARE OPTIONS *(Continued)*

There was no share option granted under the Option Scheme during the years ended 31st December 2003 and 2002, and there was no share option outstanding as at 31st December 2003 and 2002.

RESERVES

Movements in the reserves of the Group and of the Company during the year are set out in note 26 to the accounts.

DISTRIBUTABLE RESERVES

The distributable reserves of the Company as at 31st December 2003, calculated under the Companies Law (2002 Revision) (Cap. 22) of the Cayman Islands and the Company's Articles of Association, amounted in total to HK$26,309,000 (2002: HK$88,682,000), representing the amount standing to the credit of the share premium of HK$172,353,000 (2002: HK$162,789,000) less the accumulated losses as at the date of HK$146,044,000 (2002: HK$74,107,000). The Company may make distributions to its members out of the share premium in certain circumstances.

MAJOR SUPPLIERS AND MAJOR CUSTOMERS

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchases	
— the largest supplier	48%
— five largest suppliers combined	62%
Sales	
— the largest customer	58%
— five largest customers combined	60%

As far as the directors are aware, none of the directors, their associates or any shareholders (which to the knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interests in the major suppliers or customers noted above.

REPORT OF THE DIRECTORS

DIRECTORS

The directors during the year and up to the date of this report were:

Executive directors

Mr. Ko Chun Shun, Johnson

Non-executive director

Mr. Cheong Chow Yin

Independent non-executive directors

Mr. Wilton Timothy Carr Ingram

Dr. Wong Yau Kar, David

In accordance with Article 87(1) of the Company's Articles of Association, Dr. Wong Yau Kar, David will retire, and being eligible, offers himself for re-election at the forthcoming annual general meeting.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Directors

Name	Age	Position held	Number of years of service	Business experience
Mr. Ko Chun Shun, Johnson	52	Chairman and Executive Director	10	International trading, direct investment and financial services
Mr. Cheong Chow Yin	48	Non-executive Director	4	Manufacturing
Mr. Wilton Timothy Carr Ingram	56	Independent Non-executive Director	8	Investment, brokerage and direct investment
Dr. Wong Yau Kar, David	46	Independent Non-executive Director	4	Manufacturing, international trade and corporate finance
Senior management staff				
Mr. Wong Siu Kang	52	Managing Director of Netbroad Communication Limited	4	Telecommunication services, engineering and management
Mr. Zhang Bin	38	Managing Director of Beijing Jiya Telecommunication Engineering Co. Limited	9	Telecommunication services, engineering and management
Mr. Ho Te Hwai, Cecil	43	Group Financial Controller	10	Finance and accounting
Mr. Chan Kan Kwan, Jason	31	Company Secretary	4	Accounting and corporate finance

REPORT OF THE DIRECTORS

DIRECTORS' SERVICE CONTRACTS

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Except as disclosed in the sections "Directors' and Chief Executives' Interests in the Shares, Underlying Shares and Debentures of the Company or any Associated Corporation" and "Connected Transactions" below, no contracts of significance in relation to the Group's business to which the Company, its fellow subsidiaries or its holding companies was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

At 31st December 2003, the interests of each director and chief executive in the shares, underlying shares and debentures of the Company and its associated corporations, as defined in Part XV of Securities and Futures Ordinance (the "SFO"), as recorded in the register required to be kept by the Company under Section 352 of SFO or as notified to the Company, are as follows:

(A) The Company

		Number of ordinary shares of HK$0.01 each		
Names	*Notes*	Personal interests	Family interests	Corporate interests
Mr. Ko Chun Shun, Johnson ("Mr. Ko")	*(i)*	18,640,000	—	1,000,437,150

(B) DVN (Holdings) Limited ("DVN")

		Number of ordinary shares of HK$0.10 each		
Names	*Notes*	Personal interests	Family interests	Corporate interests
Mr. Ko	*(ii)*	343,000	2,040,816	158,357,940

REPORT OF THE DIRECTORS

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(Continued)*

(B) DVN (Holdings) Limited ("DVN") *(Continued)*

Notes:

(i) Kwan Wing Holdings Limited ("Kwan Wing") and Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing, beneficially owned 360,399,000 and 640,038,150 ordinary shares in the Company, respectively. Mr. Ko has 100% direct interest in Kwan Wing and approximately 96% beneficial interest in Techral.

(ii) 118,403,418 ordinary shares in DVN are directly held by Prime Pacific International Limited ("Prime Pacific"), which is owned as to 67% and 33% by Gold Pagoda Incorporated ("Gold Pagoda") and Prime Gold International Limited ("Prime Gold"), respectively.

Prime Gold is owned as to 82.45% by Kwan Wing.

Gold Pagoda is an indirect wholly-owned subsidiary of the Company which in turn is controlled by Mr. Ko.

31,032,522 ordinary shares in DVN are held directly by Universal Appliances Limited, which is wholly-owned subsidiary of the Company.

2,956,000 ordinary shares in DVN are held by All Mark Limited, which is an indirect wholly-owned subsidiary of the Company.

2,822,000 ordinary shares in DVN are held by First Gain International Limited, which is wholly owned by Mr. Ko.

3,144,000 ordinary shares in DVN are held by Kwan Wing.

2,040,816 ordinary shares in DVN are held by the spouse of Mr. Ko.

(iii) Million Way Enterprises Limited, an indirect wholly-owned subsidiary of the Company, also holds US$15,000,000 preference shares issued by DVN (Group) Limited, a wholly owned subsidiary of DVN. These preference shares are exchangeable to approximately 24,786,780 ordinary shares of DVN upon exchange and are subject to adjustments.

REPORT OF THE DIRECTORS

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN THE SHARES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(Continued)*

(C) Rights to acquire ordinary shares of DVN

Movements of the share options of DVN granted to a director of the Company are as follows:

Directors	Date of share options granted	Number of share options outstanding as at 1st January 2003	Number of share options granted during the year	Number of share options cancelled/ lapsed during the year	Number of share options outstanding as at 31st December 2003	Exercise period	Exercise price per share
							HK$
Mr. Ko	23/7/2002	3,000,000	—	—	3,000,000	24/7/2002 — 23/7/2005	1.470
	10/12/2003	—	450,000	—	450,000	1/1/2004 — 31/12/2006	0.824
		3,000,000	450,000	—	3,450,000		

Save as disclosed above and other than certain nominee shares in subsidiaries held by Mr.Ko in trust for the Company, as at 31st December 2003, none of the directors, the chief executive (including their spouse and children under 18 years of age) or their associates had any other beneficial interests in the shares of the Company and its associated corporation (within the meaning of the SFO).

REPORT OF THE DIRECTORS

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE SHARES, UNDERLYING SHARES OF THE COMPANY

As at 31st December 2003, save as disclosed below and under the section "Directors' and Chief Executives' Interests in Shares, Underlying Shares and Debentures of the Company or any Associate Corporation" above, no other person had registered any substantial shareholders' interests, being 5% or more of the Company's issued share capital under Section 336 of the SFO:

a. **Ordinary shares of HK$0.01 each in the Company**

Name		Number of shares Direct interests	Indirect interests
Blue World Investments Limited		82,654,000	—
Leung Chi Yan	*(note)*	—	82,654,000

Note: The interests are held by Blue World Investments Limited.

b. **Convertible preference shares of HK$0.01 each in the Company**

Name		Number of shares Direct interests	Indirect interests
Blue World Investments Limited		240,760,000	—
Leung Chi Yan	*(note)*	—	240,760,000

Note: The interests are held by Blue World Investments Limited. These shares are convertible to 240,760,000 ordinary shares of the Company, subject to adjustments.

CONNECTED TRANSACTIONS

A related party transaction, which also constitutes connected transaction under the Listing Rules, required to be disclosed in accordance with Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited of the SEHK ("Listing Rules"), is as follows:

As at 31st December 2003, there were outstanding advances made by a wholly-owned subsidiary of Kwan Wing in previous year of approximately HK$26 million (2002: HK$43 million) to the Group (notes 22 and 24). The maximum amount due during the year was HK$43 million (2002: HK$43 million).

REPORT OF THE DIRECTORS

CONNECTED TRANSACTIONS *(Continued)*

The balance due to the above-mentioned fellow subsidiary is unsecured, bears interest at Hong Kong dollar prime lending rate plus 2.5% per annum and has no fixed terms of repayment. The total interest payable for the year ended 31st December 2003 on the advances amounted to HK$2,468,000 (2002: HK$2,803,000).

The directors, including the independent non-executive directors, of the Company are of the opinion and have confirmed to the Company that the above connected transaction was carried out in the ordinary and normal course of business of the Group.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association and there was no restriction against such rights under the laws of the Cayman Islands.

PURCHASE, REDEMPTION OR SALE OF SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules, except that the independent non-executive directors are not appointed for a specific term as all of the directors, excluding the executive Chairman and without limitation to non-executive directors, are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association of the Company.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

REPORT OF THE DIRECTORS

AUDIT COMMITTEE *(Continued)*

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee comprises two independent non-executive directors, namely Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David. Two meetings were held during the current year.

SUBSEQUENT EVENTS

Details of the settlement of the pending litigation after the balance sheet date are set out in note 31 to the accounts.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Ko Chun Shun, Johnson
Chairman

Hong Kong, 27th April 2004

AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF UNIVERSAL HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 20 to 64 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2003 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27th April 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31st DECEMBER 2003

	Notes	2003 HK$'000	2002 HK$'000
Turnover	3	**30,011**	51,791
Cost of sales		**(24,567)**	(35,714)
Gross profit		**5,444**	16,077
Other revenues	3	**7,837**	2,702
Marketing, selling and distribution costs		**(1,233)**	(13,677)
Administration expenses		**(15,246)**	(86,753)
Impairment loss on investment securities		**(44,508)**	(63,382)
Net other operating income/(expenses)		**20,000**	(9,223)
Operating loss	5	**(27,706)**	(154,256)
Finance costs	6	**(4,634)**	(3,979)
Share of losses of:			
Jointly controlled entities		**—**	(1,727)
Associated companies		**(37,511)**	(11,393)
Loss before taxation		**(69,851)**	(171,355)
Taxation	7	**(195)**	—
Loss after taxation		**(70,046)**	(171,355)
Minority interests		**—**	76,252
Loss attributable to shareholders	8 & 26	**(70,046)**	(95,103)
		HK cents	*HK cents*
Loss per share — basic	9	**(2.4)**	(3.4)

CONSOLIDATED BALANCE SHEET

As at 31st December 2003

	Notes	2003 HK$'000	2002 HK$'000
Non-current assets			
Fixed assets	11	**2,560**	6,030
Intangible assets	12	**1,685**	2,249
Interests in associated companies	14	**15,837**	39,742
Investment securities	15	**36,000**	80,508
Other assets	16	**4,533**	6,169
		60,615	134,698
Current assets			
Inventories	17	**901**	5,927
Trade receivables	18	**2,765**	126
Preference dividends receivable	15(b)	**15,984**	10,171
Prepayments, deposits and other receivables	19	**31,973**	6,545
Short-term investments	20	**4,605**	11,607
Cash and bank balances		**16,425**	4,267
		72,653	38,643
Current liabilities			
Trade payables	21	**63**	596
Other payables and accrued liabilities	22	**39,365**	32,207
Short-term loan — secured	23	**20,000**	—
		59,428	32,803
Net current assets		**13,225**	5,840
Total assets less current liabilities		**73,840**	140,538
Financed by:			
Share capital	25	**35,151**	30,151
Reserves	26	**28,689**	89,171
Shareholders' funds		**63,840**	119,322
Minority interests	24	**—**	—
		63,840	119,322
Non-current liabilities			
Amount due to a fellow subsidiary	24	**10,000**	21,216
		73,840	140,538

Ko Chun Shun, Johnson
Director

Wilton Timothy Carr Ingram
Director

BALANCE SHEET

AS AT 31st DECEMBER 2003

	Notes	2003 HK$'000	2002 HK$'000
Non-current assets			
Investments in subsidiaries	13	**51,317**	116,455
Current assets			
Short-term investments	20	**532**	3,588
Cash and bank balances		**9,930**	118
		10,462	3,706
Current liabilities			
Other payables and accrued liabilities	22	**319**	1,328
Net current assets		**10,143**	2,378
Total assets less current liabilities		**61,460**	118,833
Financed by:			
Share capital	25	**35,151**	30,151
Reserves	26	**26,309**	88,682
		61,460	118,833

Ko Chun Shun, Johnson
Director

Wilton Timothy Carr Ingram
Director

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31st DECEMBER 2003

	Notes	2003 HK$'000	2002 HK$'000
Net cash used in operations	27(a)	**(3,114)**	(49,819)
Interest paid		**(4,634)**	(3,979)
Net cash used in operating activities		**(7,748)**	(53,798)
Investing activities			
Net cash outflow in representing reclassification of subsidiaries to associated companies		**—**	(17,493)
Investment in a jointly controlled entity		**—**	(14,200)
Interest received		**31**	618
Purchases of fixed assets		**(32)**	(12,117)
Proceeds from disposal of fixed assets		**71**	643
Payment for deferred development costs		**—**	(10,884)
Net cast inflow from disposal of subsidiaries	27(b)	**—**	5,228
Net cash inflow from/(used in) investing activities		**70**	(48,205)
Net cash used before financing activities		**(7,678)**	(102,003)

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31st DECEMBER 2003

	Notes	2003 HK$'000	2002 HK$'000
Net cash used before financing activities		(7,678)	(102,003)
Financing activities			
Proceeds on issue of shares, net of expenses		14,564	—
Repayment of bank loans		—	(48,701)
Interest elements of finance lease payments		—	(54)
Decrease in pledged bank deposits		—	49,371
Decrease in amounts due to fellow subsidiaries		(14,728)	(2,094)
Proceeds from issue of shares by a subsidiary		—	38,376
Repayment of finance lease obligations		—	(129)
Short-term loan, secured		20,000	—
Net cash inflow from financing activities		19,836	36,769
Increase/(decrease) in cash and cash equivalents		12,158	(65,234)
Cash and cash equivalents at 1st January		4,267	69,501
Cash and cash equivalents at 31st December		16,425	4,267
Analysis of balances of cash and cash equivalents			
Cash and bank balances		16,425	4,267

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31st DECEMBER 2003

	Notes	**2003** ***HK$'000***	2002 *HK$'000*
Total equity as at 1st January		**119,322**	215,751
Release of exchange reserve on disposal of subsidiaries and reclassification from subsidiaries to associated companies	*26*	**—**	(1,326)
Issue of shares	*25 & 26*	**15,000**	—
Share issue expenses	*25 & 26*	**(436)**	—
Net loss for the year	*26*	**(70,046)**	(95,103)
Total equity as at 31st December		**63,840**	119,322

NOTES TO THE ACCOUNTS

1 CORPORATE INFORMATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 27th May 2002 under the Company Law (2002 Revision) (Cap. 22) of the Cayman Islands.

Pursuant to a reorganisation scheme (the "Group Reorganisation") in 2002, the Company became the holding company of the companies now comprising the Group on 23rd October 2002. Further details of the Group Reorganisation are set out in the notes 25 and 26.

2 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) *Basis of preparation*

These accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except for short-term investments as further explained below.

In the current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") 12 (revised) "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1st January 2003. The change to the Group's accounting policy and the effect of adopting the revised SSAP are set out in note 2(m) below.

For the purpose of preparing the Group's 2002 consolidated accounts, the Group resulting from the Group Reorganisation is regarded as a continuing entity. Accordingly, the accounts of the Group for the previous year have been prepared on the basis as if the Company had always been the holding company of the Group using the principle of merger accounting in accordance with SSAP 27 "Accounting for Group Reconstructions" issued by the HKSA.

(b) Group accounting

(i) *Consolidation*

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

NOTES TO THE ACCOUNTS

2 PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(b) Group accounting *(Continued)*

(i) Consolidation (Continued)

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's shares of the net assets of the associated companies and goodwill goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(c) Fixed assets

(i) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

NOTES TO THE ACCOUNTS

2 PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(c) Fixed assets *(Continued)*

(i) Fixed assets (Continued)

Fixed assets are depreciated on the straight-line basis to write off their cost or valuation of each asset less accumulated impairment losses over their estimated useful lives as follows:

Long-term leasehold land and buildings outside Hong Kong	25 years
Plant, equipment and other assets	3 to 10 years

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(ii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(d) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(e) Intangibles

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition and is amortised on a straight-line basis over the useful live of 20 years.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

NOTES TO THE ACCOUNTS

2 PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(e) Intangibles *(Continued)*

(ii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

(f) Investments

(i) Investments securities

Investment securities, represent investments in listed and unlisted equity securities which are intended to be held for a continuing strategic or long-term purposes, are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to the fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

NOTES TO THE ACCOUNTS

2 PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(f) Investments *(Continued)*

(ii) *Short-term investments*

Short-term investments are carried at their fair values as at the balance sheet date. Unrealised gains or losses arising from the changes in fair values of these investments are recognised in the profit and loss account for the period in which they arise. Profits or losses on disposal of short-term investments, representing the differences between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(g) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(i) Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivable in the balance sheet are stated net of such provision.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(k) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

NOTES TO THE ACCOUNTS

2 **PRINCIPAL ACCOUNTING POLICIES** *(Continued)*

(l) **Contingent liabilities and contingent assets**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow becomes probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(m) **Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from tax losses carried forward. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The adoption of SSAP 12 (revised) represents a change in accounting policy. However, no prior year adjustment has been made as the effect of this change is not material on the results for the current and prior accounting periods.

NOTES TO THE ACCOUNTS

2 PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(n) Revenue recognition

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Management fee income is recognised on an accrual basis.

Securities trading income is recognised when the title has passed.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

(o) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity and other non-accumulating compensated absences are not recognised until the time of leave.

(ii) Retirement benefit costs

The Group operates a defined contribution retirement benefits scheme (the "Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all those employees who are eligible to participate in the Scheme. The Scheme became effective on 1st December 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they became payable in accordance with the rules of the Scheme. The assets of the Scheme are held separately from those of the Group in an independent administered fund. The Group's employer contributions vest fully with the employees when contributed into the Scheme except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the Scheme.

NOTES TO THE ACCOUNTS

2 PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(o) Employee benefits *(Continued)*

(ii) Retirement benefit costs (Continued)

The Company's subsidiaries in the People's Republic of China (the "PRC") except Hong Kong are members of the state-managed retirement benefits scheme operated by the government of the PRC except Hong Kong. The retirement scheme contributions, which are based on a certain percentage of the salaries of the subsidiaries' employees, are charged to the profit and loss account in the period to which they relate and represent the amount of contributions payable by these subsidiaries to the scheme.

(iii) Equity compensation benefits

Share options are granted to directors and to employees at a price determined in accordance to the Company's share option scheme on the date of the grant and are exercisable, at that price, no compensation expense is recognised. When the share option are exercised, the proceeds received net of an transaction are credited to share capital and share per premium.

(p) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and mainly exclude investments in securities. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to fixed assets (note 11) and intangible assets (note 12).

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

NOTES TO THE ACCOUNTS

3 TURNOVER AND REVENUES

The Group is principally engaged in the retail and distribution of home audio and video components and equipment, securities trading, and provision of IP telephony and related services. In the prior year, the Group also was engaged in the design, integration and installation of digital broadcasting systems and development of related software and products, and provision of international financial market information and selective consumer data. Revenues recognised during the year are as follows:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Turnover		
Sales of goods	**16,362**	35,115
Share trading	**7,644**	—
Leasing income	**—**	2,682
Provision of IP telephony and related services	**6,005**	13,994
	30,011	51,791
Other revenues:		
Preference dividend income from a listed company	**5,813**	242
Commission income	**671**	—
Interest income	**31**	618
Management fee income from:		
Fellow subsidiaries	**—**	480
Related companies	**900**	—
Associated companies	**200**	25
Others	**160**	—
Repairs and maintenance service fees	**—**	875
Miscellaneous	**62**	462
	7,837	2,702
Total revenues	**37,848**	54,493

4 SEGMENT INFORMATION

Primary reporting format — business segments

The Group is organised into three main business segments:

(i) Home Audio — retail and distribution of home audio and video components and equipment;

(ii) Telecommunications — provision of IP telephony, computer telephony integration engineering and related services; and

(iii) Share Trading — securities trading.

There are no sales between the business segments.

NOTES TO THE ACCOUNTS

4 SEGMENT INFORMATION *(Continued)*

Primary reporting format — business segments *(Continued)*

	2003			
	Home Audio *HK$'000*	Tele-communications *HK$'000*	Share Trading *HK$'000*	Total *HK$'000*
Turnover	16,362	6,005	7,644	30,011
Segment results	(790)	(2,864)	4,056	402
Net unrealised loss of short-term investments				(3,946)
Write back of provision of bad and doubtful debt				21,036
Impairment loss on investment securities				(44,508)
Net gain on dilution of interests in associated companies				11,503
Provision for bad debts				(298)
Unallocated costs				(11,895)
Operating loss				(27,706)
Finance costs				(4,634)
Unallocated share of losses of an associated companies				(37,511)
Loss before taxation				(69,851)
Unallocated taxation				(195)
Loss after taxation				(70,046)
Minority interests				—
Loss attributable to shareholders				(70,046)
Segment assets	827	8,417	4,073	13,317
Interests in associated companies				15,837
Unallocated assets				104,114
Total assets				133,268
Segment liabilities	20	2,251		2,271
Unallocated liabilities				67,157
				69,428
Capital expenditure				
Allocated		18		18
Unallocated				14
Depreciation				
Allocated	8	2,778		2,786
Unallocated				671
Amortisation of development costs		368		368
Write-off of deferred development costs		92		92
Other non-cash expenses	124	50		174

NOTES TO THE ACCOUNTS

4 SEGMENT INFORMATION *(Continued)*

Primary reporting format — business segments *(Continued)*

	2002				
	Digital Broadcasting (a) *HK$'000*	Home Audio *HK$'000*	Financial Market Information (a) *HK$'000*	Tele-communications *HK$'000*	Total *HK$'000*
Turnover	35,836	1,961	11,965	2,029	51,791
Segment results	(92,328)	(2,350)	(3,651)	(7,690)	(106,019)
Provision for bad and doubtful debts					(3,800)
Impairment loss on investment securities					(63,382)
Unrealised loss on short-term investments					(6,692)
Net gain on dilution of interests in subsidiaries					23,684
Unallocated income					1,953
Operating loss					(154,256)
Finance costs					(3,979)
Share of losses of jointly controlled entities	(837)			(890)	(1,727)
Share of losses of associated companies(a)	(8,541)		(2,852)		(11,393)
Loss before minority interests					(171,355)
Minority interests					76,252
Loss attributable to shareholders					(95,103)
Segment assets		2,955		16,269	19,224
Interests in associated companies	40,009		(267)		39,742
Unallocated assets					114,375
Total assets					173,341
Segment liabilities		256		2,059	2,315
Unallocated liabilities					51,704
Total liabilities					54,019
Capital expenditure	21,794	—	1,207	349	23,350
Depreciation					
— allocated	15,407	—	473	2,316	18,196
— *unallocated*					1,278
Amortisation	5,990	—	2,372	1,059	9,421
Other non-cash expenses	36,716	1,015	—	706	38,437

NOTES TO THE ACCOUNTS

4 **SEGMENT INFORMATION** *(Continued)*

Secondary reporting format — geographical segments

The Group operates in two geographical areas:

(i)	Hong Kong	Provision of international financial market information and selective consumer data, and retail and distribution of home audio and video components and equipment;
(ii)	Mainland China	Provision of IP telephony, computer telephone integration engineering and related service and;

There are no sales between the geographical segments.

	2003			
	Turnover	**Segment results**	**Total assets**	**Capital expenditure**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***
Hong Kong	**24,006**	**19,666**	**109,014**	**14**
Mainland China	**6,005**	**(2,864)**	**8,417**	**18**
	30,011	**16,802**	**117,431**	**32**
Impairment loss on investment securities		**(44,508)**		
Operating loss		**(27,706)**		
Interests in associated companies			**15,837**	
			133,268	

NOTES TO THE ACCOUNTS

4 SEGMENT INFORMATION *(Continued)*

Secondary reporting format — geographical segments *(Continued)*

	2002			
	Turnover	Segment results	Total assets	Capital expenditure
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	10,854	(15,905)	119,123	10,671
Mainland China	36,825	(73,999)	14,476	12,641
Other Southeast Asian countries *(a)*	4,112	(970)	—	38
	51,791	(90,874)	133,599	23,350
Impairment loss on investment securities		(63,382)		
Operating loss		(154,256)		
Interests in associated companies			39,742	
Total assets			173,341	

(a) The activities of these business segments were carried out by certain former subsidiaries which had been reclassified as associated companies since December 2002.

NOTES TO THE ACCOUNTS

5 OPERATING LOSS

Operating loss is stated after crediting and charging the following:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Crediting		
Net other operating income including:		
Net gain on dilution of interests in associated companies/subsidiaries	**11,503**	23,684
Net gain on disposal of subsidiaries	**—**	11,549
Net gain on disposal of fixed assets	**26**	621
Write-back of provision for legal fees	**—**	12,418
Write-back of provision for bad and doubtful debts	**21,036**	—
Gain on redemption of preferred shares	**5,793**	—
Charging		
Cost of inventories sold	**17,013**	25,445
Cost of services provided	**3,966**	6,070
Depreciation	**3,457**	19,474
Auditors' remuneration	**450**	1,535
Staff costs (excluding directors' remuneration, note 10(a)):		
Wages and salaries	**1,502**	50,638
Unutilised annual leave	**—**	687
Termination benefits	**—**	1,253
Contributions to defined contribution Mandatory Provident Fund	**71**	2,921
Less: costs capitalised	**—**	(13,198)
	1,573	42,301
Operating lease rentals:		
Land and buildings	**1,324**	8,451
Equipment	**416**	354
	1,740	8,805

NOTES TO THE ACCOUNTS

5 OPERATING LOSS *(Continued)*

Operating loss is after crediting and charging the following: *(Continued)*

	Group	
	2003	2002
	HK$'000	*HK$'000*
Net other operating expenses including:		
Amortisation of intangibles *(note 12)*:		
Film rights	—	3,489
Goodwill	**104**	2,024
Development costs	**368**	3,908
Write-off of development costs	**92**	—
Write-off of inventories	—	625
Provision for inventories	—	4,531
Provision for bad and doubtful debts	**298**	6,108
Write-off of bad and doubtful debts	**870**	33,855
Net unrealised loss of short-term investments	**3,946**	6,692
Provision for settlement of legal dispute	**13,852**	—
Exchange losses, net	—	55

6 FINANCE COSTS

	Group	
	2003	2002
	HK$'000	*HK$'000*
Interest expenses on:		
Bank loans, overdrafts and bills	—	1,122
Finance lease expenses	—	54
Short-term loan	**2,166**	—
Amount due to a fellow subsidiary	**2,468**	2,803
	4,634	3,979

NOTES TO THE ACCOUNTS

7 TAXATION

No provision for Hong Kong and overseas profits tax has been made in the accounts as the Group did not have any assessable profit for the year (2002: HK$Nil). In 2003, the government engaged a change in the profit tax rate from 16% to 17.5% for the fiscal year 2003/2004. The taxation charge to the consolidated profit and loss account represents under provision for financial years prior to 2002.

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the company as follows:

	2003	2002
	HK$'000	*HK$'000*
Loss before taxation	**(69,851)**	(171,355)
Calculated at a taxation rate of 17.5% (2002:16%)	**(12,224)**	(27,417)
Effect of different rates in other countries	**568**	1,123
Income not subject to taxation	**(53,053)**	(31,251)
Expenses not deductible for taxation purposes	**59,570**	38,069
Utilisation of previously unrecognised tax losses	**—**	(9,305)
Unrecognised tax losses	**5,139**	28,781
Under-provision of taxation in prior year	**195**	—
Tax charge	**195**	—

No provision for deferred tax has been made in the accounts as the crystallisation of the net deferred tax asset in the foreseeable future is uncertain.

Deferred income tax assets are not recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is not probable. As at 31st December 2003, the Group had unrecognised tax losses of approximately HK$294,276,000 (2002:HK$291,512,000) to carry forward against future taxable income, of which HK$10,405,000 of these tax losses will expire in 2008.

8 LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The loss attributable to ordinary shareholders is dealt with in the accounts of the Company to the extent of HK$71,937,000 (2002: loss of HK$74,107,000).

9 LOSS PER SHARE

The calculation of the basic loss per share is based on the Group's loss attributable to ordinary shareholders of HK$70,046,000 (2002: HK$95,103,000) and on the weighted average number of 2,897,581,000 (2002: 2,774,293,000) ordinary shares in issue during the year.

No diluted loss per share is shown for the two years ended 31st December 2003 and 2002 as the convertible preference shares outstanding had an anti-dilutive effect on the basic loss per share for both years.

NOTES TO THE ACCOUNTS

10 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2003	2002
	HK$'000	*HK$'000*
Fees:		
Non-executive directors	**288**	288
Other emoluments:		
Executive directors		
Basic salaries, housing benefits, other allowances and benefits in kind	**1,896**	4,886
Contributions to defined contribution Mandatory Provident Fund	**12**	92
	2,196	5,266

The emoluments of the directors fell within the following bands:

	2003	2002
	Number of directors	*Number of directors*
Emolument bands		
HK$Nil — HK$1,000,000	**3**	3
HK$1,500,001 — HK$2,000,000	**1**	1
HK$3,000,001 — HK$4,000,000	**—**	1
	4	5

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

No emoluments were paid by the Group to the directors as on inducements to join or upon joining the Group, or as compensation for loss of office.

NOTES TO THE ACCOUNTS

10 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(Continued)*

(b) **Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group for the year include one (2002: two) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2002: three) individuals during the year are as follows:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Basic salaries, housing benefits, other allowances and benefits in kind	**1,115**	4,442
Contributions to defined contribution Mandatory Provident Fund	**49**	166
	1,164	4,608

The emoluments fell within the following bands:

	Group	
	2003	2002
	Number of individuals	*Number of individuals*
Emolument bands		
HK$NIL— HK$1,500,000	**4**	2
HK$1,500,001 — HK$2,000,000	—	1
	4	3

NOTES TO THE ACCOUNTS

11 FIXED ASSETS

	Group		
	Long-term leasehold land and buildings outside Hong Kong	Plant, equipment and other assets	Total
	HK$'000	*HK$'000*	*HK$'000*
Cost			
At 1st January 2003	2,907	12,044	14,951
Additions	—	32	32
Disposals	—	(1,242)	(1,242)
Write-offs	—	(2,316)	(2,316)
At 31st December 2003	2,907	8,518	11,425
Accumulated depreciation			
At 1st January 2003	580	8,341	8,921
Charge for the year	116	3,341	3,457
Disposals	—	(1,197)	(1,197)
Write-offs	—	(2,316)	(2,316)
At 31st December 2003	696	8,169	8,865
Net book value:			
At 31st December 2003	2,211	349	2,560
At 31st December 2002	2,327	3,703	6,030

As at 31st December 2003, certain fully depreciated office equipment was leased to an associated company in China. Under the lease agreement, no rental payment is required until this party becomes profitable. For the year ended 31st December 2003, no rental income was received as the associated company incurred net loss for the year.

NOTES TO THE ACCOUNTS

12 INTANGIBLE ASSETS

	Group		
	Goodwill	Development costs	Total
	HK$'000	*HK$'000*	*HK$'000*
Year ended 31st December 2003			
At 1st January 2003	1,789	460	2,249
Amortisation charge *(note 5)*	(104)	(368)	(472)
Write-offs	—	(92)	(92)
At 31st December 2003	1,685	—	1,685
At 31st December 2003			
Cost	2,075	1,415	3,490
Accumulated amortisation and write-offs	(390)	(1,415)	(1,805)
Net book value	1,685	—	1,685
At 31st December 2002			
Cost	2,075	1,415	3,490
Accumulated amortisation	(286)	(955)	(1,241)
Net book value	1,789	460	2,249

NOTES TO THE ACCOUNTS

13 INVESTMENT IN SUBSIDIARIES

	Company	
	2003	2002
	HK$'000	*HK$'000*
Unlisted shares at cost	**193,018**	192,940
Provision for impairment loss	**(140,000)**	(69,000)
	53,018	123,940
Amount due from subsidiaries	**672**	550
Amounts due to subsidiaries	**(2,373)**	(8,035)
	51,317	116,455

The carrying value of the unlisted shares is based on the directors' calculation of the values of the underlying separable net assets of the subsidiaries when the Company became the holding company of the Group pursuant to the Group Reorganisation.

The balances with subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal operating subsidiaries are set out in note 34 to the accounts.

14 INTERESTS IN ASSOCIATED COMPANIES

	Group	
	2003	2002
	HK$'000	*HK$'000*
Share of net assets	**7,793**	32,157
Goodwill on acquisition of associated companies less amortisation	**8,470**	8,478
Net amounts due to associated companies	**(426)**	(893)
	15,837	39,742
Market value of listed investments	**126,917**	79,323
Investments at cost:		
Listed shares, in Hong Kong	**276,514**	276,514
Unlisted shares, in the PRC *(a)*	**1,636**	—
	278,150	276,514

NOTES TO THE ACCOUNTS

14 INTERESTS IN ASSOCIATED COMPANIES *(Continued)*

The balances with associated companies are unsecured, interest-free and have no fixed terms of repayment.

The principal associated companies at 31st December 2003 are as follows:

Name	Country/ place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2003	Interest held indirectly 2002	Principal activities and place of operation
(i) DVN GROUP					
DVN (Holdings) Limited	Bermuda	HK$45,173,000 ordinary	**25.09%**	30.08%	Investment holding
DVN (Group) Limited	British Virgin Islands	US$10 ordinary US$15,000,000 preference	**25.09%**	30.08%	Investment holding
DVN (Management) Limited	Hong Kong	HK$2 ordinary	**25.09%**	30.08%	Provision of administrative services in Hong Kong
DVN Technology Limited	Hong Kong	HK$2 ordinary	**25.09%**	30.08%	Services and design, integration and installation of digital broadcasting equipment and development of related software and products in Hong Kong and Southeast Asian countries
Telequote Data International Limited	Hong Kong	HK$10,000 ordinary	**25.09%**	30.08%	Provision of international financial market information and selective consumer data in Hong Kong

NOTES TO THE ACCOUNTS

14 INTERESTS IN ASSOCIATED COMPANIES *(Continued)*

Name		Country/ place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2003	2002	Principal activities and place of operation
(i)	DVN GROUP *(Continued)*					
	DVN Technology (Shenzhen) Co. Limited	People's Republic of China	HK$6,000,000	**25.09%**	30.08%	Development of hardware and software in relation to digital broadcasting in PRC
	DVB Technology (Suzhou) Company Limited	People's Republic of China	RMB100,000,000	**17.56%**	21.06%	Trading of digital broadcasting equipment and related products in products in PRC
	Digital Video Networks Company Limited	People's Republic of China	US$8,000,000	**25.09%**	30.08%	Design, integration and installation of digital broadcasting equipment and development of related software and products in the PRC
(ii)	北京電發網博科技有限公司*(a)*	People's Republic of China	RMB 5,000,000	**35.00%**	—	Provision of IP telephone services

(a) The acquisition of 北京電發網博科技有限公司 ("BMG") was completed in January 2003 (notes 16 and 27(c)).

NOTES TO THE ACCOUNTS

14 INTERESTS IN ASSOCIATED COMPANIES *(Continued)*

Extracts of the operating results and financial position of the associated companies, which are based on their audited accounts for the year ended 31st December 2003, are as follows:

Operating results for the year

	2003
	HK$'000
Turnover	**73,754**
Loss for the year	**141,583**

Summary of balance sheet as at 31st December 2003

	HK$'000
Fixed assets	62,488
Intangible assets	27,752
Investment in a jointly controlled entity	7,717
Current assets	159,691
Current liabilities	(109,981)
Non current liability	(116)
Minority interests	(118,263)
Shareholders' equity	29,288

NOTES TO THE ACCOUNTS

15 INVESTMENT SECURITIES

	Group	
	2003	2002
	HK$'000	*HK$'000*
Listed shares, at costs		
— outside Hong Kong *(note a)*	**23,414**	23,414
Unlisted shares, at costs		
— outside Hong Kong *(note b)*	**143,508**	143,508
	166,922	166,922
Less: Provision for impairment loss		
— listed shares	**23,414**	23,414
— unlisted shares	**107,508**	63,000
	130,922	86,414
	36,000	80,508
Market value of listed investment *(note a)*	**—**	—

NOTES TO THE ACCOUNTS

15 INVESTMENT SECURITIES *(Continued)*

Note:

(a) The listed equity investment outside Hong Kong represents the holding of 1,500,000 shares (representing 6.8% of the common stock) in a company which was incorporated in the United States of America and was listed on the National Association of Securities Dealer Over-The-Counter Bulletin Board ("OTCBB"). The market value of the investment was based on US$3 per share as at 3rd October 1998, the date on which the investee company was delisted on the OTCBB.

(b) At 31st December 2003, the Group held 15,000,000 non-voting exchangeable preference shares of US$1.00 each of DVN (Group) Limited, an associated company, with cost of HK$143,508,000. These preference shares are exchangeable to approximately 24,786,780 ordinary shares of DVN, a listed associated company, with an exchange price of HK$4.69 (subject to adjustments). Fixed cumulative cash dividend on preference shares is receivable at a rate of 5% per annum on the nominal value amount of each preference share for each year. Dividend income receivable at 31st December 2003 amounted to HK$15,984,000.

For the year ended 31st December 2003, the Group made an additional provision for impairment loss of approximately HK$44,508,000 (2002: HK$63,000,000).

16 OTHER ASSETS

	Group	
	2003	2002
	HK$'000	*HK$'000*
Deposit for investment in joint venture *(note)*	**2,468**	4,104
Club debentures	**2,065**	2,065
	4,533	6,169

Note:

At 31st December 2003, this represents a deposit to a related party for acquiring approximately 16% equity interests in a co-operative joint venture in the PRC on behalf of the Group.

During the year, HK$1,636,000 of the deposit was reclassified to investment in associated companies for acquiring 35% interests in BMG, a co-operative joint venture (notes 14 and 27(c)).

17 INVENTORIES

	Group	
	2003	2002
	HK$'000	*HK$'000*
Finished goods	**901**	5,927

At 31st December 2003, the carrying amount of inventories that are stated at net realised value amounted to HK$1,555,000 (2002: HK$ 4,028,000).

NOTES TO THE ACCOUNTS

18 TRADE RECEIVABLES

At 31st December 2003, the aging analysis of the trade receivables is as follows:

	Group	
	2003	2002
	HK$'000	*HK$'000*
0 — 3 months	**750**	126
4 — 6 months	**1,716**	—
Over 6 months	**299**	—
	2,765	126

The majority of the Group's sales are on credit with credit terms of 30-90 days.

19 PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

The Group's prepayments, deposits and other receivables as at 31st December 2003 and 2002 include a receivable of HK$18,345,000 arising from the expiry of a redeemable, convertible cumulative non-voting preference shares of a listed company, with a face value of HK$24,138,000, which should be due for redemption on 22nd October 2001. Full provision was made in the previous year in consideration of the then existing financial position and situation of the investee company. As at 31st December 2003, the provision made was reversed as subsequent to the balance sheet date, the face value of the preference shares of HK$24,138,000 was redeemed by the Group.

20 SHORT-TERM INVESTMENTS

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Equity securities:				
Listed in Hong Kong	**4,073**	8,019	**—**	—
Listed outside Hong Kong	**532**	3,588	**532**	3,588
Market value of listed equity securities	**4,605**	11,607	**532**	3,588

NOTES TO THE ACCOUNTS

21 TRADE PAYABLES

The aging analysis of trade payables is as follows:

	Group	
	2003	2002
	HK$'000	*HK$'000*
0 — 3 months	**30**	390
4 — 6 months	**—**	—
Over 6 months	**33**	206
	63	596

22 OTHER PAYABLES AND ACCRUED LIABILITIES

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Deposits received, accrued charges and other payables	**5,669**	7,607	**319**	1,328
Amount due to a fellow subsidiary *(note (i))*	**16,488**	20,000	**—**	—
Provision for legal fees and settlement of legal dispute	**17,208**	4,600	**—**	—
	39,365	32,207	**319**	1,328

Note:

(i) The amount due to a fellow subsidiary at 31st December 2003 bears interest at Hong Kong dollar prime lending rate plus 2.5% (2002: prime lending rate plus 2.5%) per annum. The balance is unsecured and is repayable on demand.

23 SHORT-TERM LOAN — SECURED

The short-term loan is secured against certain shares of an associated company of the Group, bears interest at 17% rate per annum, and repayable in February 2004.

NOTES TO THE ACCOUNTS

24 AMOUNTS DUE TO FELLOW SUBSIDIARY

The amount due to a fellow subsidiary bears interest at Hong Kong dollar prime lending rate plus 2.5% per annum. The balance is unsecured and is not expected to be repaid within 1 year.

At 31st December 2003, there was an amount of HK$50,715,000 due to a fellow subsidiary which is also a minority shareholder of a subsidiary. The balance was presented as a net-off against a debit balance arising from the same minority shareholder of that subsidiary of the same amount. The balance is unsecured, interest-free and has no fixed terms of repayment.

25 SHARE CAPITAL

	Authorised				
	Preference shares of HK$0.01 each		Ordinary shares of HK$0.01 each		Total
	No. of shares		No. of shares		
	'000	HK$'000	'000	HK$'000	HK$'000
At 27th May 2002 (date of incorporation)	—	—	10,000	100	100
Increase of authorised share capital	240,760	2,408	4,990,000	49,900	52,308
At 31st December 2002	240,760	2,408	5,000,000	50,000	52,408
At 1st January 2003 and 31st December 2003	240,760	2,408	5,000,000	50,000	52,408

	Issued and fully paid				
	Preference shares of HK$0.01 each		Ordinary shares of HK$0.01 each		Total
	No. of shares		No. of shares		
	'000	HK$'000	'000	HK$'000	HK$'000
At 27th May 2002 (date of incorporation)	—	—	10	—	—
Issue of shares	240,760	2,408	2,774,283	27,743	30,151
At 31st December 2002	240,760	2,408	2,774,293	27,743	30,151
At 1st January 2003	240,760	2,408	2,774,293	27,743	30,151
Issue of shares	—	—	500,000	5,000	5,000
At 31st December 2003	240,760	2,408	3,274,293	32,743	35,151

NOTES TO THE ACCOUNTS

25 SHARE CAPITAL *(Continued)*

The following changes in the Company's authorised and issued share capital took place during the period from 27th May 2002 (date of incorporation) to 31st December 2003:

(a) On incorporation, the Company had an authorised share capital of HK$100,000, divided into 10,000,000 ordinary shares of par value of HK$0.01 each.

(b) On 27th May 2002, the Company allotted and issued nil paid 10,000 ordinary shares of par value of HK$0.01 each as the initial capital base.

(c) Pursuant to the terms of the Group Reorganisation, the authorised share capital of the Company was increased from HK$100,000 to HK$52,408,000 by the creation of an additional 240,760,000 preference shares of HK$0.01 each and an additional 4,990,000,000 ordinary shares of HK$0.01 each.

(d) On 23rd October 2002, through an exchange of shares arrangement, a total of 240,760,000 preference shares of HK$0.01 each and approximately 2,774,283,000 ordinary shares of HK$0.01 each were allotted as fully paid to the then shareholders on the register of members of UAL, at the close of business on 22nd October 2002 in the proportion of one ordinary and one preference share in the Company for one ordinary and one preference share in UAL, respectively. The 10,000 shares allotted and issued nil paid on 27th May 2002 were credited as fully paid out of the share premium account arising from the above issue of shares. Dealings of the Company's shares on the SEHK commenced on 23rd October 2002.

(e) On 15th September 2003, Techral Holdings Limited ("Techral"), a substantial shareholder of the Company, and Kwan Wing Holdings Limited ("Kwan Wing"), a shareholder of the Company, entered into a private placement of 300,000,000 ordinary shares and 200,000,000 ordinary shares, respectively, in the Company of HK$0.01 each at a price of HK$0.03 per share to independent private investors. On the same date, the Company entered into an agreement with Techral and Kwan Wing for the subscription of an aggregate of 500,000,000 new ordinary shares of HK$0.01 each in the Company at a price of HK$0.03 per share raising the net proceeds of approximately HK$14.5 million. The excess of the shares issue proceeds over the nominal value of the shares issued, net of share issue expenses of approximately HK$436,000, amounting to HK$9,564,000 was credited to the share premium account.

NOTES TO THE ACCOUNTS

25 SHARE CAPITAL *(Continued)*

Preference shares

The preference shares were issued as part of the Group Reorganisation on 23rd October 2002 subject to the terms set out in the circular of UAL dated 31st July 2002. Preference shareholders are entitled to convert a specific number of their preference shares into ordinary shares of the Company on a one-for-one basis (subject to adjustments) during the specified periods. The preference shareholders are also entitled to receive a non-cumulative cash dividend which will be paid at the same rate and at the same time as any dividend declared by the Company in respect of the ordinary shares.

Share options

Pursuant to the 10-year term share option scheme ("Option Scheme") adopted by the Company on 30th July 2002, the Company can grant options to Qualified Persons for a consideration of HK$1.00 for each grant payable by the Qualified Persons to the Company. The total number of the shares issued and to be issued upon exercise options granted to each Qualified Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the shares then in issue. Unless with shareholder's approval, the maximum number of shares options can be granted under the Option Scheme shall not exceed 277,429,315 shares, representing 10% of the total number of shares in issue at the time the Option Scheme was adopted.

Subscription price in relation to each option pursuant to the Option Scheme shall not be less than the higher of (i) the closing price of the shares as stated in SEHK's daily quotation sheets on the date on which the option is offered to a Qualified Person; or (ii) the average of the closing prices of the shares as stated in the SEHK's daily quotation sheets for the 5 trading days immediately preceding the date of offer; or (iii) the nominal value of the shares of the Company. There shall be no minimum holding period for the vesting or exercise of the options and the options are exercisable within the option period as determined by the Board of directors of the Company.

During the year, the Company did not grant any share options (2002: Nil) and there was no outstanding share option as at 31st December 2003 and 2002.

NOTES TO THE ACCOUNTS

26 RESERVES

Group

	Share premium *(i)*	Merger reserve *(i)*	Currency translation	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2002	162,789	860,640	1,155	(838,984)	185,600
Release upon reclassification of subsidiaries to associated companies	—	—	(899)	—	(899)
Release upon disposal of subsidiaries	—	—	(427)	—	(427)
Net loss for the year	—	—	—	(95,103)	(95,103)
At 31st December 2002	162,789	860,640	(171)	(934,087)	89,171
At 1st January 2003	162,789	860,640	(171)	(934,087)	89,171
Issue of shares	9,564	—	—	—	9,564
Net loss for the year	—	—	—	(70,046)	(70,046)
At 31st December 2003	172,353	860,640	(171)	(1,004,133)	28,689
Reserve retained by:					
Company and subsidiaries	172,353	860,640	(171)	(955,229)	77,593
Associated company	—	—	—	(48,904)	(48,904)
At 31st December 2003	172,353	860,640	(171)	(1,004,133)	28,689
Reserve retained by:					
Company and subsidiaries	162,789	860,640	(171)	(922,694)	100,564
Associated company	—	—	—	(11,393)	(11,393)
At 31st December 2002	162,789	860,640	(171)	(934,087)	89,171

NOTES TO THE ACCOUNTS

26 RESERVES *(Continued)*

Company

	Share premium *(ii)* *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
At 27th May 2002 (date of incorporation)	—	—	—
Issue of shares	162,789	—	162,789
Loss for the period	—	(74,107)	(74,107)
At 31st December 2002	162,789	(74,107)	88,682
At 1st January 2003	162,789	(74,107)	88,682
Issue of shares	9,564	—	9,564
Loss for the year	—	(71,937)	(71,937)
At 31st December 2003	172,353	(146,044)	26,309

Notes:

(i) The share premium of the Group derives from the difference between the nominal value of the Company's shares issued to acquire the issued share capital of Universal Appliances Limited pursuant to the Group Reorganisation, and the consolidated net asset value of Universal Appliances Limited so acquired. Under the Companies Law (2002 Revision) (Cap. 22) of the Cayman Islands, the share premier is distributable to shareholders under certain prescribed circumstances.

(ii) The share premium of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the Group Reorganisation, over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Law (2002 Revision) (Cap. 22) of the Cayman Islands, a company may make distributions to its members out of the share premium in certain circumstances.

NOTES TO THE ACCOUNTS

27 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating loss from ordinary activities to net cash outflow generated from operations

	2003 HK$'000	2002 HK$'000
Operating loss before taxation	**(27,706)**	(154,256)
Interest income	**(31)**	(618)
Interest expense	—	3,979
Depreciation	**3,457**	19,474
Amortisation of other intangible assets	**472**	9,421
Write-off of deferred development costs	**92**	—
Reversal of dilution of interest in a subsidiary	—	321
Net gain on disposal of fixed assets	**(26)**	(621)
Net gain on disposal of subsidiaries	—	(11,549)
Net gain on dilution of interest in associated companies/ subsidiaries	**(11,503)**	(23,684)
Provision for impairment loss on investment securities	**44,508**	63,382
Operating gain/(loss) before working capital changes	**9,263**	(94,151)
Decrease in amounts due to associate companies	**(467)**	—
Decrease in short-term investments	**7,002**	6,692
Decrease in inventories	**5,026**	8,225
(Increase)/decrease in trade receivables, prepayments, deposits and other receivables	**(33,880)**	45,055
Increase/(decrease) in trade payables, accrued liabilities and other payables	**9,942**	(15,640)
Net cash used in operations	**(3,114)**	(49,819)

NOTES TO THE ACCOUNTS

27 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(b) Sale of subsidiaries

Details of disposal of subsidiaries:

	2003	2002
	HK$'000	*HK$'000*
Net assets disposal of:		
Fixed assets	—	1,330
Trade and bills receivable	—	6,337
Deposits, prepayments and other receivables	—	304
Cash and bank balances	—	580
Trade and bills payable	—	(7,527)
Accrued liabilities and other payables	—	(527)
Minority interests	—	1
	—	498
Currency translation reserve released an disposal	—	(427)
Loss on disposal	—	11,549
	—	11,620
Represented by:		
Cash consideration	—	5,808
Short-term investments	—	5,812
	—	11,620

Analysis of net cash inflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	2003	2002
	HK$'000	*HK$'000*
Cash consideration received	—	5,808
Cash and cash equivalents of disposed subsidiaries	—	(580)
Net inflow of cash and cash equivalents	—	5,228

There were no subsidiaries disposed of during the year. In the prior year, loss on subsidiaries disposed of during that year and attributable to the Group amounted to HK$4,604,000.

NOTES TO THE ACCOUNTS

27 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(c) Major non-cash transaction

During the year, the deposit for investment in a joint venture of HK$1,636,000 was reclassified to investment in associated company upon the approval of the establishment of the joint venture by the regulatory bodies in the PRC.

28 CONTINGENT LIABILITIES

Save for the information disclosed in note 31 to the accounts, the Group and the Company had no other material contingent liabilities as at 31st December 2003 and 2002.

29 COMMITMENTS

(a) Commitments under operating leases

At 31st December 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings	
	2003	2002
	HK$'000	*HK$'000*
Not later than one year	**313**	1,141
Later than one year and not later than five years	**313**	625
	626	1,766

	Equipment	
	2003	2002
	HK$'000	*HK$'000*
Not later than one year	**416**	416
Later than one year and not later than five years	**340**	759
	756	1,175

(b) The Group and the Company had no significant capital commitments at 31st December 2003 (2002: Nil).

NOTES TO THE ACCOUNTS

30 RELATED PARTY TRANSACTIONS

The balances as set out in notes 22 and 24 are unsecured, bears interest at Hong Kong dollar prime rate plus 2.5% per annum and have no fixed terms of repayment. The total interest paid on the advances for the year ended 31st December 2003 amounted to HK$2,468,000 (2002: HK$2,803,000).

31 POST BALANCE SHEET EVENTS

(i) It was disclosed in the 2002 Annual Report and the 2003 Interim Report that three of its wholly owned subsidiaries, Universal Appliances Limited ("UAL"), Smoothline Limited ("Smoothline") and Greatsino Electronic Limited ("GEL"), had certain pending litigation with a customer primarily arising out of a Demand for Arbitration from the customer for resolution of certain disputes relating to the sale of certain cordless telephones to the customer. Further details of the disputes are set out in Note 33(a) to (c) to the 2002 Annual Report.

On 26th January 2004, UAL, Smoothline and GEL entered into an agreement with the customer to settle all existing and potential claims arising between UAL, Smoothline and GEL and the customer in consideration of the payment by UAL, Smoothline and GEL of, in aggregate, US$2.1 million (equivalent to approximately HK$16 million), payable as follows: (a) US$300,000 (equivalent to approximately HK$2 million) by 15th February 2004, and (b) 18 subsequent payments of US$100,000 (equivalent to approximately HK$800,000) on the 15th day of every consecutive month thereafter until the total amount of US$2.1 million has been paid.

(ii) Subsequent to year end, the Group received additional advances from a wholly-owned subsidiary of Kwan Wing Holdings Limited of HK$15 million for general working capital purposes which were fully repaid in March 2004.

32 ULTIMATE HOLDING COMPANY

The directors regard Kwan Wing Holdings Limited, a company incorporated in the British Virgin Islands, as being the ultimate holding company.

33 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 27th April 2004.

NOTES TO THE ACCOUNTS

34 PARTICULARS OF PRINCIPAL SUBSIDIARIES

The table below lists out the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Name	Place of incorporation and kind of legal entity	Nominal value of issued ordinary share/ registered capital	Interest held	Principal activities and place of operation
Barnwell Enterprises Limited	Hong Kong, limited company	HK$2 ordinary	#100%	Administrative services in Hong Kong
Beijing E-Pay Net Technology Co. Ltd.	PRC, co-operative joint venture	US$2,680,000 ordinary	70%	Provision of communication Services in the PRC
Beijing Jiya Telecommunication Engineering Co Ltd	PRC, co-operative joint venture	RMB2,680,000 ordinary	70%	Provision of computer telephony integration engineering service in the PRC
Entertainment Soundview Limited	Hong Kong, limited company	HK$10,000 ordinary	100%	Marketing and sales of home audio/video products in Hong Kong
Global Assets Limited	Hong Kong, limited company	HK$5,000,000 ordinary	100%	Group treasury in Hong Kong
Smart Asia Limited	Hong Kong, limited company	HK$10,000 ordinary	100%	Investment holding
Smoothline Limited	Hong Kong, limited company	HK$7,500,000 ordinary	100%	Design, manufacturing and marketing of telecommunication products — inactive
Systems Asia Limited	Hong Kong, limited company	HK$10,000	100%	Group administrative services in Hong Kong
Universal Appliances Limited	Hong Kong, limited company	HK$499,373,000 ordinary HK$43,337,000 Preference	#100%	Investment holding

NOTES TO THE ACCOUNTS

34 PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Place of incorporation and kind of legal entity	Nominal value of issued ordinary share/ registered capital	Interest held	Principal activities and place of operation
Million Way Enterprises Ltd.	British Virgin Islands, limited company	US$1 ordinary	100%	Investment holding
Netbroad Communication Limited	British Virgin Islands, limited company	HK$1 ordinary	100%	Investment holding and sale of audio components
Prime Pacific International Limited	British Virgin Islands, limited company	US$50,000 ordinary	67%	Investment holding
Super China Development Limited	British Virgin Islands, limited company	US$1 ordinary	100%	Investment holding

Shares held directly by the Company.

Except for Barnwell Enterprises Limited's and Entertainment Soundview Limited's, all other statutory accounts are not audited by PricewaterhouseCoopers.

賬目附註

34 主要附屬公司之詳情（續）

公司名稱	註冊成立地點及法律實體類別	已發行普通股／註冊資本之面值	所持權益	主要業務及營業地點
Million Way Enterprises Ltd.	英屬處女群島，有限公司	1美元普通股	100%	投資控股
Netbroad Communication Limited	英屬處女群島，有限公司	1港元普通股	100%	投資控股及銷售影音元件
Prime Pacific International Limited	英屬處女群島，有限公司	50,000美元普通股	67%	投資控股
Super China Development Limited	英屬處女群島，有限公司	1美元普通股	100%	投資控股

股份由本公司直接持有。

除Barnwell Enterprises Limited及Entertainment Soundview Limited外，所有其他法定賬目並非由羅兵咸永道會計師事務所審核。

賬目附註

34 主要附屬公司之詳情

董事會認為對本集團本年度業績造成主要影響或屬於其資產淨值之重大部份之本公司附屬公司載列如下。董事認為，提供其他附屬公司之資料，會過於冗長。

公司名稱	註冊成立地點及法律實體類別	已發行普通股／註冊資本之面值	所持權益	主要業務及營業地點
Barnwell Enterprises Limited	香港，有限公司	2港元普通股	#100%	在香港提供行政管理服務
北京易付網網絡科技有限公司	中國，合作經營公司	2,680,000美元普通股	70%	在中國提供通訊服務
北京吉亞通信工程有限公司	中國，合作經營公司	人民幣2,680,000元普通股	70%	在中國提供電腦電話集成工程服務
Entertainment Soundview Limited	香港，有限公司	10,000港元普通股	100%	在香港推廣及銷售家用影音產品
Global Assets Limited	香港有限公司	5,000,000港元普通股	100%	在香港提供集團司庫服務
皇亞有限公司	香港，有限公司	10,000港元普通股	100%	投資控股
捷來有限公司	香港，有限公司	7,500,000港元普通股	100%	設計、生產及推廣電訊產品一 無運作
系亞有限公司	香港，有限公司	10,000港元普通股	100%	在香港提供集團行政服務
友利電訊工業有限公司	香港，有限公司	499,373,000港元普通股 43,337,000港元優先股	#100%	投資控股

賬目附註

30 關連人士交易

附註22及24所載之結餘並無抵押，按港元最優惠貸款利率加年利率2.5厘計算利息，且無固定還款期。截至二零零三年十二月三十一日止年度該墊款之已付利息總額為2,468,000港元(二零零二年：2,803,000港元)。

31 結算日後事項

(i) 如於二零零二年年報及二零零三年中期報告所披露，其三間全資附屬公司友利電訊工業有限公司(「友利」)、捷來有限公司(「捷來」)及Greatsino Electronic Limited(「GEL」)與一名客戶有若干尚未了結訴訟，該訴訟主要源自該客戶之仲裁令，要求解決有關向該客戶出售若干無線電話之協議之爭議。有關爭議之其他詳情載於二零零二年度年報之附註33(a)至(c)。

二零零四年一月二十六日，友利、捷來及GEL與該客戶訂立協議，解決友利、捷來及GEL與該客戶之間之全部現有及潛在申索，代價為由友利、捷來及GEL支付共2,100,000美元(相等於約16,000,000港元)款項，並以下列方式支付：(a)300,000美元(相等於約2,000,000港元)於二零零四年二月十五日前支付；及(b)於其後每月15日，分18期每期支付100,000美元(相等於800,000港元)款項，直至全數清繳總額2,100,000美元為止。

(ii) 年結日後，本集團自Kwan Wing Holdings Limited之全資附屬公司取得額外墊款15,000,000港元作一般營運資金，該款項已於二零零四年三月全數償還。

32 最終控股公司

董事認為，最終控股公司為於英屬處女群島註冊成立之Kwan Wing Holdings Limited。

33 賬目之批准

董事會已於二零零四年四月二十七日批准此賬目。

賬目附註

27 綜合現金流轉表之附註（*續*）

(c) 主要非現金交易

年內，合營公司投資之按金1,636,000港元已在中國監管機構批准成立合營公司後重新分類作於聯營公司之投資。

28 或然負債

除賬目附註31所披露資料外，本集團及本公司於二零零三年及二零零二年十二月三十一日並無其他重大或然負債。

29 承擔

(a) 經營租約承擔

於二零零三年十二月三十一日，本集團須就不可註銷營業租約於日後支付之最低租金總額如下：

	土地及樓宇	
	二零零三年	二零零二年
	千港元	*千港元*
於一年內到期	**313**	1,141
一年後但不超過五年	**313**	625
	626	1,766

	設備	
	二零零三年	二零零二年
	千港元	*千港元*
於一年內到期	**416**	416
一年後但不超過五年	**340**	759
	756	1,175

(b) 本集團及本公司於二零零三年十二月三十一日並無任何重大資本承擔（二零零二年：零港元）。

賬目附註

27 綜合現金流轉表之附註 *(續)*

(b) 出售附屬公司

出售附屬公司之資料：

	二零零三年 *千港元*	二零零二年 *千港元*
所出售資產淨值：		
固定資產	—	1,330
應收賬款及應收票據	—	6,337
按金、預付款項及其他應收款項	—	304
現金及銀行結存	—	580
應付賬款及應付票據	—	(7,527)
應計負債及其他應付款項	—	(527)
少數股東權益	—	1
	—	498
出售時解除之貨幣匯兌儲備	—	(427)
出售之虧損	—	11,549
	—	11,620
資金來源：		
現金代價	—	5,808
短期投資	—	5,812
	—	11,620

有關出售附屬公司之現金及現金等額流入淨額之分析如下：

	二零零三年 *千港元*	二零零二年 *千港元*
已收現金代價	—	5,808
出售附屬公司之現金及現金等額	—	(580)
現金及現金等額流入淨額	—	5,228

年內並無出售附屬公司。於去年，本集團應佔出售附屬公司之虧損為4,604,000港元。

賬目附註

27 綜合現金流轉表之附註

(a) 日常業務之經營虧損與營運產生之現金流出淨額調節表

	二零零三年 *千港元*	二零零二年 *千港元*
除稅前經營虧損	**(27,706)**	(154,256)
利息收入	**(31)**	(618)
利息開支	**—**	3,979
折舊	**3,457**	19,474
其他無形資產之攤銷	**472**	9,421
遞延開發成本之撇銷	**92**	—
攤薄附屬公司權益撥回	**—**	321
出售固定資產收益淨額	**(26)**	(621)
出售附屬公司收益淨額	**—**	(11,549)
攤薄聯營公司／附屬公司權益收益淨額	**(11,503)**	(23,684)
投資證券減值虧損撥備	**44,508**	63,382
營運資金變動前經營收益／(虧損)	**9,263**	(94,151)
應付聯營公司款項減少	**(467)**	—
短期投資減少	**7,002**	6,692
存貨減少	**5,026**	8,225
應收賬款、預付款項、按金及其他應收款項(增加)／減少	**(33,880)**	45,055
應付賬款、應計負債及其他應付款項增加／(減少)	**9,942**	(15,640)
營運所用之現金淨額	**(3,114)**	(49,819)

賬目附註

26 儲備(續)

本公司

	股份溢價(ii)	累積虧絀	總計
	千港元	千港元	千港元
於二零零二年五月二十七日(註冊成立日期)	—	—	—
發行股份	162,789	—	162,789
年內虧損	—	(74,107)	(74,107)
於二零零二年十二月三十一日	162,789	(74,107)	88,682
於二零零三年一月一日	162,789	(74,107)	88,682
發行股份	9,564	—	9,564
年內虧損	—	(71,937)	(71,937)
於二零零三年十二月三十一日	172,353	(146,044)	26,309

附註:

(i) 本集團股份溢價來自根據集團重組收購友利電訊工業有限公司全部已發行股本而發行本公司股份之面值之差額，以及所收購之友利電訊工業有限公司之綜合資產淨值。根據開曼群島公司法(二零零二年修訂本)(第22章)股份溢價可在若干指定情況下分派予股東。

(ii) 本公司之股份溢價指根據相同集團重組收購附屬公司股份之公平值，超出本公司作為交換代價而發行股份之面值之餘額。根據開曼群島公司法(二零零二年修訂本)(第22章)，一間公司可在若干情況下從股份溢價中撥款分派予股東。

賬目附註

26 儲備

本集團

	股份溢價*(i)*	合併儲備*(i)*	外幣換算	累積虧絀	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零二年一月一日	162,789	860,640	1,155	(838,984)	185,600
將附屬公司重新分類為聯營公司時解除	—	—	(899)	—	(899)
出售附屬公司時解除	—	—	(427)	—	(427)
年內虧損淨額	—	—	—	(95,103)	(95,103)
於二零零二年十二月三十一日	162,789	860,640	(171)	(934,087)	89,171
於二零零三年一月一日	162,789	860,640	(171)	(934,087)	89,171
發行股份	9,564	—	—	—	9,564
年內虧損淨額	—	—	—	(70,046)	(70,046)
於二零零三年十二月三十一日	172,353	860,640	(171)	(1,004,133)	28,689
由下列公司保留之儲備：					
本公司及附屬公司	172,353	860,640	(171)	(955,229)	77,593
聯營公司	—	—	—	(48,904)	(48,904)
於二零零三年十二月三十一日	172,353	860,640	(171)	(1,004,133)	28,689
由下列公司保留之儲備：					
本公司及附屬公司	162,789	860,640	(171)	(922,694)	100,564
聯營公司	—	—	—	(11,393)	(11,393)
於二零零二年十二月三十一日	162,789	860,640	(171)	(934,087)	89,171

賬目附註

25 股本(續)

優先股

該等優先股乃根據友利於二零零二年七月三十一日刊發之通函所載條款，於二零零二年十月二十三日作為重組一部份而發行。優先股東有權在指定期間以一對一比率(或會調整)將指定數目之優先股兌換為本公司之普通股，並可收取非累計現金股息。該等股息之息率及付息日與本公司就普通股宣派之股息率及付息日相同。

購股權

根據本公司於二零零二年七月三十日採納為期十年之購股權計劃(「購股權計劃」)，本公司可向合資格人士授出購股權，而合資格人士於每次獲授購股權時須向本公司支付1.00港元作為代價。每名合資格人士於任何12個月期間內因行使而獲授之購股權(包括已行使、已註銷及未行使之購股權)而發行及將發行之股份總數，不得超過當時已發行股份1%。除非股東批准根據購股權計劃可授出之購股權股份總數，不得超過277,429,315股，即購股權計劃獲採納當日，已發行股份總數10%。

根據購股權計劃每份購股權之有關認購價不得低於(i)向合資格人士授出購股權當日聯交所每日報價表所示之股份收市價；或(ii)授出購股權之前5個交易日聯交所每日報價表所示之股份平均收市價；或(iii)本公司股份面值(以較高者為準)。購股權持有人毋須持有購股權一段最短時間亦可擁有有關權利或行使購股權，而購股權可於本公司董事會釐定之購股權行使期內行使。

年內本公司並無授出任何購股權(二零零二年：無)，而截至二零零三年及二零零二年十二月三十一日並無未行使之購股權。

賬目附註

25 股本*（續）*

於二零零二年五月二十七日（註冊成立日期）至二零零三年十二月三十一日期間，本公司之法定及已發行股本有以下變動：

(a) 註冊成立時，本公司有法定股本100,000港元，分為10,000,000股每股面值0.01港元之普通股。

(b) 於二零零二年五月二十七日，本公司配發及發行10,000股每股面值0.01港元未繳股本之普通股作為初步資本基礎。

(c) 根據集團重組之條款，本公司增設額外240,760,000股每股面值0.01港元之優先股及額外4,990,000,000股每股面值0.01港元之普通股，將法定股本由100,000港元增至52,408,000港元。

(d) 於二零零二年十月二十三日，本公司透過換股安排按每持有一股友利普通股及一股優先股獲發一股本公司普通股及一股優先股之比例，向二零零二年十月二十二日名列友利股東名冊當時之股東配發合共240,760,000股每股面值0.01港元之優先股及約2,774,283,000股每股面值0.01港元之普通股，而該等股份均已繳足股本。本公司已動用上述發行股份所得之股份溢價賬，將二零零二年五月二十七日所配發及發行之10,000股未繳股本股份入賬列作繳足。本公司股份於二零零二年十月二十三日開始在聯交所買賣。

(e) 二零零三年九月十五日，本公司主要股東Techral Holdings Limited（「Techral」）與本公司股東Kwan Wing Holdings Limited（「Kwan Wing」）分別向獨立私人投資者進行300,000,000股及20,000,000股本公司每股面值0.01港元普通股之私人配售，每股作價0.03港元。同日，本公司與Techral及Kwan Wing訂立協議以認購總共500,000,000股本公司股本中每股面值0.01港元之新普通股，每股作價0.03港元，並藉此籌得約14,500,000港元之所得款項淨額。發行股份所得款項超出所發行股份面值之部份在扣除約436,000港元股份發行開支後為9,564,000港元，乃撥入股份溢價賬。

賬目附註

24 應付同系附屬公司款項

應付同系附屬公司款項按港元最優惠貸款利率加年利率2.5厘計息。結餘均無抵押，亦預計無須於一年內償還。

於二零零三年十二月三十一日，應付同系附屬公司（其亦為附屬公司之少數股東）結餘達50,715,000港元。惟此結餘抵銷該同一附屬公司之少數股東相同之借方款額。此結餘為無抵押、免息，亦無固定還款期。

25 股本

	法定				
	每股面值0.01港元之優先股		每股面值0.01港元之普通股		總計
	股份數目		股份數目		
	千股	*千港元*	*千股*	*千港元*	*千港元*
於二零零二年五月二十七日（註冊成立日期）	—	—	10,000	100	100
法定股本增加	240,760	2,408	4,990,000	49,900	52,308
於二零零二年十二月三十一日	240,760	2,408	5,000,000	50,000	52,408
於二零零三年一月一日及二零零三年十二月三十一日	240,760	2,408	5,000,000	50,000	52,408

	已發行及繳足				
	每股面值0.01港元之優先股		每股面值0.01港元之普通股		總計
	股份數目		股份數目		
	千股	*千港元*	*千股*	*千港元*	*千港元*
於二零零二年五月二十七日（註冊成立日期）	—	—	10	—	—
發行股份	240,760	2,408	2,774,283	27,743	30,151
於二零零二年十二月三十一日	240,760	2,408	2,774,293	27,743	30,151
於二零零三年一月一日	240,760	2,408	2,774,293	27,743	30,151
發行股份	—	—	500,000	5,000	5,000
於二零零三年十二月三十一日	240,760	2,408	3,274,293	32,743	35,151

賬目附註

21 應付賬款

應付賬款之賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
0至3個月	**30**	390
4至6個月	**—**	—
6個月以上	**33**	206
	63	596

22 其他應付款項及應計負債

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
已收按金、應計費用及其他應付款項	**5,669**	7,607	**319**	1,328
欠同系附屬公司款項（*附註(i)*）	**16,488**	20,000	**—**	—
法律費用撥備及解決法律爭議	**17,208**	4,600	**—**	—
	39,365	32,207	**319**	1,328

附註：

(i) 於二零零三年十二月三十一日欠同系附屬公司之數額按港元最優惠貸款利率加年利率2.5厘（二零零二年：最優惠貸款利率加年利率2.5厘）計息，並無抵押及須於要求時償還。

23 短期貸款—有抵押

短期貸款乃以本集團聯營公司之若干股份作抵押，按年利率17厘計息並須於二零零四年二月償還。

賬目附註

18 應收賬款

於二零零三年十二月三十一日，應收賬款之賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
0至3個月	**750**	126
4至6個月	**1,716**	—
6個月以上	**299**	—
	2,765	126

本集團大部份銷售均以30至90日為信貸限期。

19 預付款項、按金及其他應收款項

本集團於二零零三年及二零零二年十二月三十一日之預付款項、按金及其他應收款項，包括於二零零一年十月二十二日到期贖回之一家香港聯合交易所有限公司(「聯交所」)上市公司可換股累計無投票權優先股(面值為24,138,000港元)而產生之應收款項18,345,000港元。於去年，鑑於所投資公司當時之財務狀況及情況，已作全面撥備。於二零零三年十二月三十一日，由於在結算日後，優先股之面值24,138,000港元已由本集團贖回，故有關撥備已予回撥。

20 短期投資

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
股本證券：				
於香港上市	**4,073**	8,019	**—**	—
於香港以外地區上市	**532**	3,588	**532**	3,588
上市股本證券市值	**4,605**	11,607	**532**	3,588

賬目附註

15 投資證券*(續)*

附註：

(a) 香港以外地區之上市股本投資指於一家在美國註冊成立之全國證券經紀商公會櫃台交易報告板(「OTCBB」)上市公司1,500,000股股份(相當於普通股總數6.8%)之投資。該項投資之市值乃根據於一九九八年十月三日(即該公司撤銷於OTCBB之上市地位當日)每股3美元計算。

(b) 於二零零三年十二月三十一日，本集團持有15,000,000股聯營公司天地數碼之每股面值1.00美元無投票權可兌換優先股(成本為143,508,000港元)。該等優先股可以兌換價為4.69港元(可予調整)兌換為約24,786,780股上市聯營公司天地數碼普通股。每年優先股之固定累計現金股息按每股優先股面值以年率5%收取。於二零零三年十二月三十一日之應收股息達15,984,000港元。

截至二零零三年十二月三十一日止年度，本集團已再作出減值虧損撥備約44,508,000港元(二零零二年：63,000,000港元)。

16 其他資產

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
於合資公司投資之按金*(附註)*	**2,468**	4,104
會所債券	**2,065**	2,065
	4,533	6,169

附註：

於二零零三年十二月三十一日，此項目指本集團之代表就收購中國合作經營公司約16%股權時存於有關連人士之按金。

年內，按金中的1,636,000港元乃因收購合營公司BMG之35%權益而重新分類作於聯營公司之投資(附註14及27(c))。

17 存貨

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
製成品	**901**	5,927

於二零零三年十二月三十一日，以已變現淨值入賬之存貨賬面值為1,555,000港元(二零零二年：4,028,000港元)。

賬目附註

15 投資證券

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
上市股份投資，按原值		
— 香港以外地區 *(附註a)*	**23,414**	23,414
非上市股份投資，按原值		
— 香港以外地區 *(附註b)*	**143,508**	143,508
	166,922	166,922
減：減值虧損撥備		
— 上市股份	**23,414**	23,414
— 非上市股份	**107,508**	63,000
	130,922	86,414
	36,000	80,508
上市投資之市值 *(附註a)*	—	—

賬目附註

14 於聯營公司之權益（續）

聯營公司經營業績及財政狀況資料摘要乃按截至二零零三年十二月三十一日止年度經審核賬目編製，現載列如下：

本年度經營業績

	二零零三年 *千港元*
營業額	**73,754**
本年度虧損	**141,583**

於二零零三年十二月三十一日之資產負債表概要

	千港元
固定資產	62,488
無形資產	27,752
於共同控制公司之投資	7,717
流動資產	159,691
流動負債	(109,981)
非流動負債	(116)
少數股東權益	(118,263)
股東資金	29,288

賬目附註

14 於聯營公司之權益（續）

名稱		註冊成立國家／地點	已發行普通股／優先股／註冊股本面值	間接持有權益 二零零三年	間接持有權益 二零零二年	主要業務及營業地點
(i)	天地數碼集團（續）					
	天地數碼科技（深圳）有限公司	中華人民共和國	6,000,000港元	**25.09%**	30.08%	在中國開發數碼廣播相關軟硬件
	天地數碼技術（蘇州）有限公司	中華人民共和國	人民幣100,000,000元	**17.56%**	21.06%	在中國買賣數碼廣播設備及相關產品
	Digital Video Networks Company Limited	中華人民共和國	8,000,000美元	**25.09%**	30.08%	在中國設計、集成及鋪設數碼廣播設備，以及開發有關軟件及產品
(ii)	北京電發網博科技有限公司(a)	中華人民共和國	人民幣5,000,000元	**35.00%**	—	提供互聯網電話服務

(a) 收購北京電發網博科技有限公司（「BMG」）已於二零零三年一月完成（附註16及27(c)）。

賬目附註

14 於聯營公司之權益 *(續)*

與聯營公司之結餘為無抵押及不計息，且無固定還款期。

主要聯營公司於二零零三年十二月三十一日之詳情如下：

名稱	註冊成立國家／地點	已發行普通股／優先股／註冊股本面值	間接持有權益 二零零三年	間接持有權益 二零零二年	主要業務及營業地點
(i) 天地數碼集團					
天地數碼(控股)有限公司	百慕達	45,173,000港元普通股	**25.09%**	30.08%	投資控股
DVN (Group) Limited	英屬處女群島	10美元普通股 15,000,000美元優先股	**25.09%**	30.08%	投資控股
天地數碼(管理)有限公司	香港	2港元普通股	**25.09%**	30.08%	在香港提供行政管理服務
天地數碼科技有限公司	香港	2港元普通股	**25.09%**	30.08%	在香港及東南亞國家設計、集成及鋪設數碼廣播設備，以及開發有關軟件及服務產品
電資訊國際有限公司	香港	10,000港元普通股	**25.09%**	30.08%	在香港提供國際金融市場資訊及精選消費者數據

賬目附註

13 於附屬公司之投資

	本公司	
	二零零三年	二零零二年
	千港元	*千港元*
非上市股份，按原值	**193,018**	192,940
減值虧損撥備	**(140,000)**	(69,000)
	53,018	123,940
應收附屬公司款項	**672**	550
應付附屬公司款項	**(2,373)**	(8,035)
	51,317	116,455

非上市股份之賬面值乃按董事所計算各附屬公司於本公司根據集團重組成為本集團控股公司時之有關可分開資產淨值而得出。

與附屬公司之結餘為無抵押及不計息，且無固定還款期。

主要經營附屬公司資料載於賬目附註34。

14 於聯營公司之權益

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
分佔資產淨值	**7,793**	32,157
收購聯營公司時產生之商譽減攤銷	**8,470**	8,478
應付聯營公司款項淨額	**(426)**	(893)
	15,837	39,742
上市投資市值	**126,917**	79,323
投資(按原值)：		
香港上市股份	**276,514**	276,514
中國非上市股份 *(a)*	**1,636**	—
	278,150	276,514

賬目附註

12 無形資產

	本集團		
	商譽	開發成本	總計
	千港元	*千港元*	*千港元*
截至二零零三年十二月三十一日止年度			
於二零零三年一月一日	1,789	460	2,249
攤銷開支 *(附註5)*	(104)	(368)	(472)
撇銷	—	(92)	(92)
於二零零三年十二月三十一日	1,685	—	1,685
於二零零三年十二月三十一日			
成本	2,075	1,415	3,490
累積攤銷及撇銷	(390)	(1,415)	(1,805)
賬面淨值	1,685	—	1,685
於二零零二年十二月三十一日			
成本	2,075	1,415	3,490
累積攤銷	(286)	(955)	(1,241)
賬面淨值	1,789	460	2,249

賬目附註

11 固定資產

	本集團		
	於香港以外之長期租約土地及樓宇	機器、設備及其他資產	總計
	千港元	*千港元*	*千港元*
原值			
於二零零三年一月一日	2,907	12,044	14,951
添置	—	32	32
出售	—	(1,242)	(1,242)
撇銷	—	(2,316)	(2,316)
於二零零三年十二月三十一日	2,907	8,518	11,425
累積折舊			
於二零零三年一月一日	580	8,341	8,921
年內計入支出	116	3,341	3,457
出售	—	(1,197)	(1,197)
撇銷	—	(2,316)	(2,316)
於二零零三年十二月三十一日	696	8,169	8,865
賬面淨值：			
於二零零三年十二月三十一日	2,211	349	2,560
於二零零二年十二月三十一日	2,327	3,703	6,030

於二零零三年十二月三十一日，若干已經完全折舊之辦公室設備乃租予一中國聯營公司。根據有關租約，該訂約方只需要在其獲利時才需要支付租金。截至二零零三年十二月三十一日止年度，由於該聯營公司在年內錄得虧損淨額，故本公司並無收到租金。

賬目附註

10 董事及高級管理層酬金 *(續)*

(b) 五名最高薪人士

本集團年內五名最高薪酬之人士包括一名(二零零二年：兩名)董事，其酬金見上文呈報之分析。其餘四名(二零零二年：三名)人士年內之酬金如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
基本薪金、房屋福利與其他津貼及實物利益	**1,115**	4,442
強制性公積金定額供款	**49**	166
	1,164	4,608

酬金所屬組別如下：

	本集團	
	二零零三年	二零零二年
	人數	*人數*
酬金組別		
零港元至1,500,000港元	**4**	2
1,500,001港元至2,000,000港元	**—**	1
	4	3

賬目附註

10 董事及高級管理層酬金

(a) 董事酬金

年內應付本公司董事之酬金總額如下：

	二零零三年 *千港元*	二零零二年 *千港元*
袍金：		
非執行董事	**288**	288
其他酬金：		
執行董事		
基本薪金、房屋福利與其他津貼及實物利益	**1,896**	4,886
強積金定額供款		
強制性公積金	**12**	92
	2,196	5,266

董事酬金所屬組別如下：

	二零零三年 *董事人數*	二零零二年 *董事人數*
酬金組別：		
零至1,000,000港元	**3**	3
1,500,001港元至2,000,000港元	**1**	1
3,000,001港元至4,000,000港元	**—**	1
	4	5

年內並無任何有關董事訂立安排放棄或同意放棄任何酬金。

本集團概無向董事支付酬金作為加入本集團之獎勵或失去職位之補償。

賬目附註

7 稅項

由於本公司及其附屬公司於年內並無任何應課稅溢利，故並無就香港及海外利得稅於賬目作出撥備(二零零二年：零港元)。於二零零三年，政府頒佈將二零零三／四年財政年度之利得稅稅率由16%上調至17.5%。綜合損益賬中的稅項開支代表二零零二年前財政年度之撥備不足。

本集團之除稅前虧損之稅項與使用公司所在國家之稅率所得出之理論金額如下：

	二零零三年 *千港元*	二零零二年 *千港元*
除稅前虧損	**(69,851)**	(171,355)
按17.5%之稅率計算之稅項(二零零二年：16%)	**(12,224)**	(27,417)
其他國家不同稅率之影響	**568**	1,123
毋須納稅之收入	**(53,053)**	(31,251)
不可扣稅之開支	**59,570**	38,069
動用以往未獲確認之稅務虧損	**—**	(9,305)
未獲確認之稅務虧損	**5,139**	28,781
往年稅款撥備不足	**195**	—
稅項開支	**195**	—

由於不肯定在可見將來遞延稅項資產淨值可否變現，故並無就遞延稅項於賬目作出撥備。

倘若透過未來應課稅溢利實現相關稅務優惠之可能性並不肯定時，則不會就結轉稅項虧損確認遞延所得稅資產。於二零零三年十二月三十一日，本集團有為數約294,276,000港元(二零零二年：291,512,000港元)之未確認稅項虧損結轉以抵銷未來應課稅收入，當中有約10,405,000港元之稅項虧損將會於二零零八年屆滿。

8 普通股股東應佔虧損

於本公司賬目入賬之普通股股東應佔虧損為71,937,000港元(二零零二年：74,107,000港元虧損)。

9 每股虧損

每股基本虧損乃根據本年度本集團普通股股東應佔虧損70,046,000港元(二零零二年：95,103,000港元)及於年內已發行普通股之加權平均數2,897,581,000股(二零零二年：2,774,293,000股)計算。

由於截至二零零三年及二零零二年十二月三十一日止兩年度可換股優先股對每股之基本虧損具有反攤薄影響，故並無呈示該兩年之每股攤薄虧損。

賬目附註

5 經營虧損（續）

各項其他經營費用淨額包括：（續）

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
各項其他經營費用包括：		
無形資產攤銷（*附註12*）：		
電影版權	**—**	3,489
商譽	**104**	2,024
開發成本	**368**	3,908
開發成本撇銷	**92**	—
存貨撇銷	**—**	625
存貨撥備	**—**	4,531
呆壞賬撥備	**298**	6,108
呆壞賬撇銷	**870**	33,855
短期投資未變現虧損淨額	**3,946**	6,692
解決法律爭議撥備	**13,852**	—
匯兑虧損，淨額	**—**	55

6 融資費用

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
下列項目之利息開支：		
銀行貸款、透支及票據	**—**	1,122
融資租約費用	**—**	54
短期貸款	**2,166**	—
應付同系附屬公司款項	**2,468**	2,803
	4,634	3,979

賬目附註

5 經營虧損

各項其他經營費用淨額包括：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
計入		
其他經營收入淨額包括：		
攤薄聯營公司／附屬公司權益收益淨額	**11,503**	23,684
出售附屬公司之收益淨額	**—**	11,549
出售固定資產之收益淨額	**26**	621
法律費用撥備撥回	**—**	12,418
呆壞賬撥備撥回	**21,036**	—
贖回優先股之收益	**5,793**	—
扣除		
出售存貨成本	**17,013**	25,445
提供服務成本	**3,966**	6,070
折舊	**3,457**	19,474
核數師酬金	**450**	1,535
員工成本(不包括董事酬金(附註10a))：		
工資及薪金	**1,502**	50,638
未動用年假	**—**	687
離職補償	**—**	1,253
強制性公積金定額供款	**71**	2,921
減：資本化之成本	**—**	(13,198)
	1,573	42,301
經營租約租金：		
土地及樓宇	**1,324**	8,451
設備	**416**	354
	1,740	8,805

賬目附註

4 **分部資料**(續)

次要報告形式 — 地區分部(續)

	二零零二年			
	營業額	分部業績	總資產	資本開支
	千港元	*千港元*	*千港元*	*千港元*
香港	10,854	(15,905)	119,123	10,671
中國大陸	36,825	(73,999)	14,476	12,641
其他東南亞國家*(a)*	4,112	(970)	—	38
	51,791	(90,874)	133,599	23,350
投資證券之減值虧損		(63,382)		
經營虧損		(154,256)		
於聯營公司之權益			39,742	
總資產			173,341	

(a) 此等業務分部由前附屬公司(自二零零二年十二月起重新分類為聯營公司)進行。

賬目附註

4 分部資料*(續)*

次要報告形式 — 地區分部

本集團於兩大地區經營：

(i) 香港 — 提供國際金融市場資訊及精選消費者數據、股票買賣與零售及分銷家用影音元件及器材；

(ii) 中國大陸 — 提供互聯網電話、電腦電話整合工程及相關服務。

地區分部之間概無銷售活動。

	二零零三年			
	營業額	分部業績	總資產	資本開支
	千港元	*千港元*	*千港元*	*千港元*
香港	24,006	19,666	109,014	14
中國大陸	6,005	(2,864)	8,417	18
	30,011	16,802	117,431	32
投資證券之減值虧損		(44,508)		
經營虧損		(27,706)		
於聯營公司之權益			15,837	
			133,268	

賬目附註

4 分部資料（續）

主要報告形式 — 業務分部（續）

	二零零二年				
	數碼廣播(a) 千港元	家用音響 千港元	金融市場資訊(a) 千港元	電訊 千港元	總計 千港元
營業額	35,836	1,961	11,965	2,029	51,791
分部業績	(92,328)	(2,350)	(3,651)	(7,690)	(106,019)
呆壞賬撥備					(3,800)
投資證券減值虧損					(63,382)
短期投資未變現虧損					(6,692)
攤薄附屬公司權益收益淨額					23,684
未分配成本					1,953
經營虧損					(154,256)
融資成本					(3,979)
分佔共同控制公司虧損	(837)			(890)	(1,727)
分佔聯營公司虧損(a)	(8,541)		(2,852)		(11,393)
未計少數股東權益前虧損					(171,355)
少數股東權益					76,252
股東應佔虧損					(95,103)
分部資產		2,955		16,269	19,224
於聯營公司之權益	40,009		(267)		39,742
未分配資產					114,375
總資產					173,341
分部負債		256		2,059	2,315
未分配負債					51,704
總負債					54,019
資本開支	21,794	—	1,207	349	23,350
折舊					
— 分配	15,407	—	473	2,316	18,196
— 未分配					1,278
攤銷	5,990	—	2,372	1,059	9,421
其他非現金開支	36,716	1,015	—	706	38,437

賬目附註

4 分部資料*(續)*

主要報告形式 — 業務分部*(續)*

	二零零三年			
	家用音響 *千港元*	電訊 *千港元*	股票買賣 *千港元*	總計 *千港元*
營業額	16,362	6,005	7,644	30,011
分部業績	(790)	(2,864)	4,056	402
短期投資未變現虧損淨額				(3,946)
呆壞賬撥備撥回				21,036
投資證券減值虧損				(44,508)
攤薄聯營公司權益收益淨額				11,503
壞賬撥備				(298)
未分配成本				(11,895)
經營虧損				(27,706)
融資費用				(4,634)
應佔聯營公司未分配虧損				(37,511)
除税前虧損				(69,851)
未分配税項				(195)
除税後虧損				(70,046)
少數股東權益				—
股東應佔虧損				(70,046)
分部資產	827	8,417	4,073	13,317
於聯營公司之權益				15,837
未分配資產				104,114
總資產				133,268
分部負債	20	2,251		2,271
未分配負債				67,157
				69,428
資本開支				
分配		18		18
未分配				14
折舊				
分配	8	2,778		2,786
未分配				671
開發成本攤銷		368		368
遞延開發成本撇銷		92		92
其他非現金開支	124	50		174

賬目附註

3 營業額及收入

本集團主要從事零售及分銷家用影音元件及器材，證券買賣以及提供互聯網電話及相關服務。本集團於往年亦有從事設計、集成及鋪設數碼廣播系統平台、開發相關軟件及產品，並提供國際金融市場資訊及精選消費者數據。年內確認之收入如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
營業額：		
銷貨	**16,362**	35,115
股票買賣	**7,644**	—
租賃收入	**—**	2,682
提供互聯網電話及相關服務	**6,005**	13,994
	30,011	51,791
其他收入：		
上市公司優先股股息收入	**5,813**	242
佣金收入	**671**	—
利息收入	**31**	618
來自以下公司之管理費收入：		
同系附屬公司	**—**	480
有關連公司	**900**	—
聯營公司	**200**	25
其他	**160**	—
維修服務費	**—**	875
雜項	**62**	462
	7,837	2,702
收入總額	**37,848**	54,493

4 分部資料

主要報告形式 — 業務分部

本集團分為三個主要業務分部：

(i) 家用音響 — 零售及分銷家用影音元件及器材；

(ii) 電訊 — 提供互聯網電話、電腦電話整合工程及相關服務；

(iii) 股票買賣 — 證券買賣；

各業務分部間概無銷售活動。

賬目附註

2 主要會計政策(續)

(o) 僱員福利(續)

(ii) 退休福利成本(續)

本公司於中華人民共和國(不包括香港)(「中國」)之附屬公司均參與中國(不包括香港)政府設立之國家管理退休福利計劃。該退休福利計劃之供款即該等附屬公司須向該計劃支付之供款額,乃根據附屬公司僱員薪金之若干百分比計算,並於作出供款之期間自損益賬扣除。

(iii) 股權薪酬福利

購股權乃按授出購股權當日根據本公司購股權計劃釐定之價格授予董事及僱員,並可按有關價格行使。當購股權行使時不會確認薪酬開支,所收到之所得款項在扣除交易費用後將股本及股份溢價。

(p) 借貸成本

因收購、建造或生產需要經過一段長期間方可作擬定用途或出售之資產而直接產生之借貸成本均撥充資本,作為該等資產之部份成本。

所有其他借貸成本均於產生之年度自損益賬扣除。

(q) 分部報告

根據本集團之內部財務報告,本集團決定以業務分部資料作為主要呈報方式,而地區分部資料則為次要呈報方式。

未分配成本指企業支出。分部資產主要包括無形資產、固定資產、存貨、應收款項及經營現金,但不包括證券投資以及於共同控制公司及聯營公司之投資,而分部負債則包括經營負債。資本開支包括固定資產(附註11)及無形資產(附註12)之增加。

在地區分部報告方面,銷售額乃按客戶所在國家計算,而總資產及資本開支則根據資產所在地計算。

賬目附註

2 主要會計政策 *(續)*

(n) 收入確認

貨品銷售所得之收入於擁有權之風險及回報轉讓時確認，一般與貨品付運予客戶及所有權移交同時發生。

管理費收入按應計基準計算。

證券買賣收入於所有權轉移時確認。

利息收入以未償還本金及實際適用利率按時間比例計算。

股息收入乃於收取股息之權利確立時確認。

(o) 僱員福利

(i) 僱員所享有假期

僱員所享有年假及長期服務假期於計算僱員有關假期時確認，並就僱員截至結算日所提供之服務估計年假及長期服務假期所引致之負債而作出撥備。

僱員之病假、產假及其他不可累積之補假乃於僱員休假時方才確認。

(ii) 退休福利成本

本集團根據強制性公積金計劃條例，為所有合資格僱員設立定額供款退休福利計劃(「強積金計劃」)。強積金計劃已於二零零零年十二月一日起生效。有關供款按有關僱員之基本薪金若干百分比計算，並於根據強積金計劃規則應付時自損益賬扣除。強積金計劃之資產由獨立管理基金持有，與本集團資產分開管理。本集團之僱主供款一旦根據強積金計劃作出，即屬僱員所有，惟倘僱員在可全數收取供款前離職，則本集團之僱主自願供款將根據計劃規則退還予本集團。

賬目附註

2 主要會計政策（續）

(l) 或然負債及或然資產

或然負債乃因過往事件而可能出現之債務，而僅視乎日後會否出現一件或以上非本集團可完全控制之事件方可作實；亦可指因過往事件而產生，但由於不大可能引致經濟資源外流或不能確切預計該債務之數額而未確認之目前債務。

或然負債不會確認入賬，但會於賬目附註中披露。倘經濟資源外流之可能性出現變化，致使可能導致經濟資源外流，則會確認為撥備。

或然資產乃因過往事件而可能出現之資產，而僅視乎日後會否出現一件或以上非本集團可完全控制之事件方可作實。

或然資產不會確認入賬，但於可能接收外來經濟利益時在賬目附註中披露。倘可實際確定接收外來經濟利益，則會確認為資產。

(m) 遞延税項

遞延税項採用負債法就資產及負債之税基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。主要暫時差異來自結轉税項虧損遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可動用之暫時差異抵銷而確認。

附屬公司及聯營公司投資之遞延税項乃就投資產生之暫時差異而撥備，但假若可以控制暫時差異之撥回，並有可能在可預見未來不會撥回則除外。

採納會計實務準則第12號（經修訂）導致會計政策之變動，惟因有關變動之影響對目前及以往會計期間業績之影響並不重要，故並無作出今年及前年調整。

賬目附註

2 主要會計政策 *(續)*

(f) 投資 *(續)*

(ii) 短期投資

短期投資按結算日之公平價值列賬。上述投資因公平價值改變而出現之未變現盈虧於產生期間在損益賬確認。出售短期投資出現之損益指出售所得款項淨額與賬面值之差額，並在產生時於損益賬確認。

(g) 存貨

存貨按成本值及可變現淨值兩者中之較低者入賬。成本值按先入先出法計算，而可變現淨值則以估計銷售所得款項減去預期銷售費用基準計算。

(h) 外幣換算

外幣交易乃按交易日期之匯率換算。結算日以外幣列值之貨幣資產及負債則按該日之匯率換算，由此產生之匯兑差額均撥入損益賬處理。

附屬公司及聯營公司以外幣列值之資產負債表均按結算日之匯率換算，損益賬則按年內平均匯率換算。匯兑差額撥入儲備作變動處理。

(i) 應收賬項

應收賬項存疑時須作出撥備。資產負債表之應收賬項乃在扣除該項撥備後入賬。

(j) 現金及現金等額

現金及現金等額以成本計入資產負債表。為編製現金流量報表，現金及現金等額包括現金及銀行通知存款。

(k) 撥備

撥備乃於本集團由於過往事件而導致出現目前或引申之法定或推定責任，而承擔責任可能引致資源外流，且款項可確切預計時進行確認。

賬目附註

2 主要會計政策（續）

(e) 無形資產（續）

(ii) 研發成本

研究成本於產生時列作開支。倘開發項目之技術可行性及完成之意圖經已確立，且本集團具有充足資源完成該項目、可分開確定有關成本，並有能力售賣或使用該等產品以產生未來經濟利益，則會確認開發項目產生之成本為無形資產。該等開發成本會確認為資產，並以直線法於五年內攤銷，以反映可於該期間確認相關經濟利益之入賬處理。不符合上述標準之開發成本於產生時列作開支。開發成本倘於先前已確認為開支，則不會於其後確認為資產。

(iii) 無形資產減值

倘出現減值跡象，則會估計無形資產之賬面值，並隨即撇減至其可收回數額。

(f) 投資

(i) 投資證券

投資證券指擬持續策略性持有或長期持有之上市及非上市股本證券投資，按個別投資項目之原值減去減值虧損撥備入賬。

個別投資之賬面值在每個結算日均作檢討，以評估其公平價值是否已下調至低於賬面值。當出現非暫時性之下調，則該等證券之賬面值須削減至其公平價值。減值虧損於損益賬確認為開支。倘導致撇減或撇銷之情況或事件不再存在，而且有充份證據顯示新情況或新事件將於可見將來持續出現，則會在損益賬撥回上述減值虧損。

賬目附註

2 主要會計政策（續）

(c) 固定資產（續）

(i) 固定資產（續）

固定資產折舊乃採用直線法按下列估計各項資產之可使用年期計算，以撇銷其原值或估值減去累積減值虧損之數額：

位於香港以外地區之長期租約土地及樓宇	25年
機器、設備及其他資產	3至10年

裝修撥充資本，並按在本集團之估計可用年期折舊。

(ii) 減值及出售損益

在每個結算日審核內部及外部資料，衡量是否有跡象顯示固定資產之資產已出現減值。倘出現任何該等跡象，則會估計資產之可收回數額，並在適用之情況下確認減值虧損，以將資產賬面值降至可收回數額。減值虧損在損益賬確認入賬。

出售固定資產之損益乃有關資產之銷售所得款項淨額與賬面值之差額，並於損益賬確認入賬。

(d) 經營租約

凡資產擁有權之絕大部分風險及回報仍由出租公司承擔之租約均視作經營租約。經營租約租金在扣除來自出租公司之任何優惠後按租期以直線法自損益賬扣除。

(e) 無形資產

(i) 商譽

商譽乃指收購代價超逾本集團所佔該附屬公司資產淨值於收購當日之公平值之數額，並以直線法於20年期間攤銷。

計算出售個別公司時產生之損益會計入該公司之相關未攤銷商譽餘額。

賬目附註

2 主要會計政策（續）

(b) 集團會計（續）

(i) 綜合賬目（續）

年內所收購或出售之附屬公司之業績均由實際收購日起計入綜合損益賬或計至實際出售日止（視情況而定）。

所有集團內公司間之重大交易及集團內結存均已於綜合賬目時對銷。

出售附屬公司之損益指出售所得款項與本集團分佔其資產淨值及任何未攤銷商譽及任何已計入儲備而先前未有在綜合損益賬扣除或確認之匯兑差額間之差額。

少數股東權益指外界股東所佔附屬公司經營業績及資產淨值之權益。

在本公司之資產負債表，於附屬公司之投資乃按成本減去減值虧損撥備入賬。本公司乃按已收及應收股息計算附屬公司之業績。

(ii) 聯營公司

聯營公司指並不屬於附屬公司或共同控制公司、長期持有其股權且對其管理有重大影響力之公司。

綜合損益賬計入本集團於年內應佔聯營公司之業績，而綜合資產負債表亦會根據股本法計入本集團應佔聯營公司之資產淨值及收購產生之商譽或負商譽（減累積攤銷）。

當於聯營公司之投資賬面值達至零時，即不再以權益會計法入賬，惟本集團因聯營公司而承擔債務或擔保債務則除外。

(c) 固定資產

(i) 固定資產

固定資產按原值減累積折舊及累積減值虧損入賬。

賬目附註

1 公司資料

本公司於二零零二年五月二十七日根據開曼群島公司法(二零零二年修訂本)(第22章)在開曼群島註冊成立為受豁免有限公司。

根據二零零二年之一項重組計劃(「集團重組」),本公司於二零零二年十月二十三日成為本集團現時屬下各公司之控股公司。集團重組詳情載於附註25及26。

2 主要會計政策

編撰賬目時採納之主要會計政策載列如下:

(a) 編製基準

該等賬目乃按香港公認之會計原則及香港會計師公會(「會計師公會」)頒佈之會計準則根據歷史成本法而編撰,惟短期投資則在下文列述。

本集團於本年度採納香港會計師公會頒佈並對二零零三年一月一日或之後開始之會計期間生效之會計實務準則(「會計實務準則」)第12號(經修訂)「所得税」。本集團會計政策之變動及採納此項經修訂會計實務準則之影響載於下文附註2(m)。

就編製本集團二零零二年綜合賬目而言,本集團經過重組後被視為一間持續經營實體。因此,本集團之賬目乃假設本公司一直為本集團之控股公司而根據香港會計師公會頒佈之會計實務準則第27號「集團重組之會計處理」以合併會計法原則編製。

(b) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及其全部附屬公司截至十二月三十一日止之賬目。

附屬公司指本公司直接或間接控制過半數投票權,並有權支配財務及經營政策、委任或撤除董事會大部份成員,或在董事會會議控制大多數票之公司。

綜合權益變動表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
於一月一日之權益總額		**119,322**	215,751
因出售附屬公司及將附屬公司 重新分類為聯營公司而解除之匯兑儲備	*26*	**—**	(1,326)
發行股份	*25 & 26*	**15,000**	—
股份發行費用	*25 & 26*	**(436)**	—
本年度虧損淨額	*26*	**(70,046)**	(95,103)
於十二月三十一日之權益總額		**63,840**	119,322

綜合現金流轉表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
融資活動前所用現金淨額		**(7,678)**	(102,003)
融資活動			
扣除費用後發行股份所得款項淨額		**14,564**	—
償還銀行貸款		**—**	(48,701)
融資租約付款之利息部份		**—**	(54)
銀行存款抵押減少		**—**	49,371
應付同系附屬公司款項減少		**(14,728)**	(2,094)
附屬公司發行股份所得款項		**—**	38,376
償還融資租約承擔		**—**	(129)
短期借貸，有抵押		**20,000**	—
融資活動之現金流入淨額		**19,836**	36,769
現金及現金等額之增加／(減少)		**12,158**	(65,234)
一月一日之現金及現金等額		**4,267**	69,501
十二月三十一日之現金及現金等額		**16,425**	4,267
現金及現金等額結餘之分析			
現金及銀行結存		**16,425**	4,267

綜合現金流轉表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
用於營運之現金淨額	27(a)	**(3,114)**	(49,819)
已付利息		**(4,634)**	(3,979)
用於經營業務之現金淨額		**(7,748)**	(53,798)
投資活動			
有關將附屬公司重新分類為聯營公司之現金流出淨額		**—**	(17,493)
於共同控制公司投資		**—**	(14,200)
已收利息		**31**	618
購買固定資產		**(32)**	(12,117)
出售固定資產所得款項		**71**	643
支付遞延發展成本		**—**	(10,884)
出售附屬公司現金流入淨額	27(b)	**—**	5,228
來自／(用於)投資活動之現金流入淨額		**70**	(48,205)
融資活動前所用現金淨額		**(7,678)**	(102,003)

資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於附屬公司之投資	13	**51,317**	116,455
流動資產			
短期投資	20	**532**	3,588
現金及銀行結存		**9,930**	118
		10,462	3,706
流動負債			
其他應付款項及應計負債	22	**319**	1,328
流動資產淨值		**10,143**	2,378
資產總值減流動負債		**61,460**	118,833
資金來源：			
股本	25	**35,151**	30,151
儲備	26	**26,309**	88,682
		61,460	118,833

高振順	**Wilton Timothy Carr Ingram**
董事	*董事*

綜合資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
固定資產	11	**2,560**	6,030
無形資產	12	**1,685**	2,249
於聯營公司之權益	14	**15,837**	39,742
投資證券	15	**36,000**	80,508
其他資產	16	**4,533**	6,169
		60,615	134,698
流動資產			
存貨	17	**901**	5,927
應收賬款	18	**2,765**	126
應收優先股股息	15(b)	**15,984**	10,171
預付款項、按金及其他應收款項	19	**31,973**	6,545
短期投資	20	**4,605**	11,607
現金及銀行結餘		**16,425**	4,267
		72,653	38,643
流動負債			
應付賬款	21	**63**	596
其他應付款項及應計負債	22	**39,365**	32,207
短期借貸 — 有抵押	23	**20,000**	—
		59,428	32,803
流動資產淨值		**13,225**	5,840
資產總值減流動負債		**73,840**	140,538
資本來源：			
股本	25	**35,151**	30,151
儲備	26	**28,689**	89,171
股東資金		**63,840**	119,322
少數股東權益	24	**—**	—
		63,840	119,322
非流動負債			
應付同系附屬公司款項	24	**10,000**	21,216
		73,840	140,538

高振順	**Wilton Timothy Carr Ingram**
董事	*董事*

綜合損益賬

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	3	**30,011**	51,791
銷售成本		**(24,567)**	(35,714)
毛利		**5,444**	16,077
其他收入	3	**7,837**	2,702
市務、銷售及分銷成本		**(1,233)**	(13,677)
行政費用		**(15,246)**	(86,753)
投資證券之減值虧損		**(44,508)**	(63,382)
其他經營收入／(費用)淨額		**20,000**	(9,223)
經營虧損	5	**(27,706)**	(154,256)
融資費用	6	**(4,634)**	(3,979)
分佔下列公司之虧損：			
共同控制公司		**—**	(1,727)
聯營公司		**(37,511)**	(11,393)
除税前虧損		**(69,851)**	(171,355)
税項	7	**(195)**	—
除税後虧損		**(70,046)**	(171,355)
少數股東權益		**—**	76,252
股東應佔虧損	8 & 26	**(70,046)**	(95,103)
		港仙	*港仙*
基本每股虧損	9	**(2.4)**	(3.4)

核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈廿二樓

致友利控股有限公司全體股東

(於開曼群島註冊成立之有限公司)

本核數師已完成審核第20頁至第64頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向全體股東報告。除此之外，本報告不可用作其他用途。本核數師概不就本報告之內容對任何其他人士負責或承擔責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大之錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述賬目足以真實兼公平地顯示貴公司與貴集團於二零零三年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之虧損及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零四年四月二十七日

董事會報告

審核委員會*(續)*

審核委員會在本集團審核範籌上成為董事會與本公司核數師之重要橋樑，並負責檢討外部及內部審核、內部監控及風險評估之效益。委員會由本公司兩名獨立非執行董事組成，分別為Wilton Timothy Carr Ingram先生及黃友嘉博士。本年度曾召開兩次會議。

結算日後事項

於結算日後解決尚未了結訴訟之詳情，載於賬目附註31。

核數師

賬目已由羅兵咸永道會計師事務所審核，其將退任並願意於膺選連任。

代表董事會

主席

高振順

香港，二零零四年四月二十七日

董事會報告

關連交易（續）

結欠上述同系附屬公司之數額並無抵押及固定還款期，按港元最優惠利率加2.5%年率計息。截至二零零三年十二月三十一日止年度就該筆墊支已付利息2,468,000港元（二零零二年：2,803,000港元）。

本公司董事（包括獨立非執行董事）認為並向本公司確認，上述關連交易乃於本集團一般日常業務運作中進行。

優先購買權

本公司組織章程細則並無有關優先購買權之規定，而開曼群島法例亦無對該等權利施加任何限制。

購買、贖回或出售證券

本公司於本年度內並無贖回其任何股份。本公司及各附屬公司於本年度內概無購買或出售本公司任何股份。

管理合同

於本年內，本公司並無就整體業務或任何重要業務之管理或行政工作簽訂或存有任何合約。

遵守上市規則最佳應用守則

本公司於整個年度均一直遵守上市規則所載之最佳應用守則，惟全體董事（不包括執行主席，但不限於非執行董事）並無特定任期，且須根據本公司之組織章程細則於股東週年大會上輪流退任及重選連任。

審核委員會

訂定審核委員會職權之書面權限乃根據香港會計師公會刊發之「成立審核委員會指引」編撰。

董事會報告

本公司主要股東於股份及相關股份之權益

於二零零三年十二月三十一日，除下文披露者及上文「董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益」一節所披露者外，按照本公司根據證券及期貨條例第336條之規定所登記，概無任何其他人士擁有本公司已發行股本5%或以上之主要股東權益。

a. 本公司每股面值0.01港元普通股

名稱		股份數目 直接權益	間接權益
Blue World Investments Limited		82,654,000	—
Leung Chi Yan	*(附註)*	—	82,654,000

附註： 權益由Blue World Investments Limited持有。

b. 本公司每股面值0.01港元可兑換優先股

名稱		股份數目 直接權益	間接權益
Blue World Investments Limited		240,760,000	—
Leung Chi Yan	*(附註)*	—	240,760,000

附註： 權益由Blue World Investments Limited持有。此等股份可兑換為本公司240,760,000股普通股，可予調整。

關連交易

一項亦屬於香港聯合交易所有限公司證券上市規則(「上市規則」)所指之關連交易而須根據上市規則第14章予以披露之關連人士交易如下：

於二零零三年十二月三十一日，Kwan Wing之全資附屬公司於去年向本集團墊支款項中有約26,000,000港元(二零零二年：43,000,000港元)尚未償還(附註22及24)。年內最高未償還數額為43,000,000港元(二零零二年：43,000,000港元)。

董事會報告

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益 *(續)*

(C) 可認購天地數碼普通股之權利

天地數碼向本公司一名董事授出之購股權變動如下：

董事	授出購股權日期	於二零零三年一月一日尚未行使購股權數目	年內授出購股權數目	年內註銷／失效購股權數目	於二零零三年十二月三十一日尚未行使購股權數目	行使期	每股行使價
							港元
高先生	23/7/2002	3,000,000	—	—	3,000,000	24/7/2002 — 23/7/2005	1.470
	10/12/2003	—	450,000	—	450,000	1/1/2004 — 31/12/2006	0.824
		3,000,000	450,000	—	3,450,000		

除上文所披露者及除高先生作為本公司之信託持有附屬公司之若干名義股份外，董事、主要行政人員（包括彼等之配偶及十八歲以下子女）或彼等之聯繫人士於二零零三年十二月三十一日概無於本公司及其聯營公司（定義見證券及期貨條例）之股份有任何實益權益。

董事會報告

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益*(續)*

(B) 天地數碼(控股)有限公司(「天地數碼」)*(續)*

附註：

(i) Kwan Wing Holdings Limited(「Kwan Wing」)及其附屬公司Techral Holdings Limited (「Techral」)分別實益擁有本公司普通股360,399,000股及640,038,150股。高先生擁有Kwan Wing全部直接權益，及Techral實益權益約96%。

(ii) 其中118,403,418股天地數碼普通股直接由Prime Pacific International Limited(「Prime Pacific」)持有。Prime Pacific由Gold Pagoda Incorporated(「Gold Pagoda」)及Prime Gold International Limited(「Prime Gold」)分別持有67%及33%權益。

Kwan Wing擁有Prime Gold 82.45%權益。

Gold Pagoda為本公司間接全資附屬公司並由高先生控制。

31,032,522股天地數碼普通股由本公司之全資附屬公司友利電訊工業有限公司直接持有。

2,956,000股天地數碼普通股由本公司間接全資附屬公司All Mark Limited持有。

2,822,000股天地數碼普通股由高先生全資擁有之First Gain International Limited持有。

3,144,000股天地數碼普通股由Kwan Wing持有。

2,040,816股天地數碼普通股由高先生之配偶持有。

(iii) 本公司間接全資附屬公司Million Way Enterprises Limited亦持有由天地數碼全資附屬公司DVN (Group) Limited發行之15,000,000美元優先股。於兑換時該等優先股可兑換為大約24,786,780股天地數碼普通股(或會調整)。

董事會報告

董事之服務合約

於即將舉行之股東週年大會上備選連任之董事概無與本公司簽訂任何於一年內不作賠償(法定賠償除外)則不可終止之服務合約。

董事之合約權益

除下文「董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益」及「關連交易」部份所披露者外，直至年終為止本年度內任何時間，董事於本公司、其同系附屬公司及其控股公司參與訂立而與本集團業務有關之重大合約中，概無直接或間接擁有重大權益。

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益

依據本公司按證券及期貨條例(「證券及期貨條例」)第352條而設立之董事權益登記冊所示，於二零零三年十二月三十一日，各董事及主要行政人員擁有之本公司及其聯營公司(定義見證券及期貨條例第十五部)之股份、相關股份及債權證權益如下：

(A) 本公司

		每股面值0.01港元普通股數目		
姓名	*附註*	個人權益	家族權益	公司權益
高振順先生(「高先生」)	*(i)*	18,640,000	—	1,000,437,150

(B) 天地數碼(控股)有限公司(「天地數碼」)

		每股面值0.10港元之普通股數目		
姓名	*附註*	個人權益	家族權益	公司權益
高先生	*(ii)*	343,000	2,040,816	158,357,940

董事會報告

董事

於本年度及截至本年報日期，董事會之成員如下：

執行董事

高振順先生

非執行董事

張釗榮先生

獨立非執行董事

Wilton Timothy Carr Ingram先生
黃友嘉博士

遵照本公司之組織章程細則第87(1)條之規定，黃友嘉博士於即將舉行之股東週年大會上退任，惟願於該大會上重選連任。

董事及高級管理人員之個人資料簡介

董事

姓名	年齡	職位	服務年資	業務經驗
高振順先生	52	主席兼執行董事	10	國際貿易、直接投資及金融服務
張釗榮先生	48	非執行董事	4	製造業
Wilton Timothy Carr Ingram先生	56	獨立非執行董事	8	投資、經紀及直接投資
黃友嘉博士	46	獨立非執行董事	4	製造、國際貿易及企業財務

高級管理人員

姓名	年齡	職位	服務年資	業務經驗
黃少庚先生	52	Netbroad Communication Limited董事總經理	4	電訊服務、工程及管理
張彬先生	38	北京吉亞通信工程有限公司董事總經理	9	電訊服務、工程及管理
賀德懷先生	43	集團財務總監	10	財務及會計
陳錦坤先生	31	公司秘書	4	會計及企業財務

董事會報告

購股權計劃*（續）*

於二零零三年及二零零二年十二月三十一日及截至該兩日止年度年內並無根據股權計劃授出購股權。而於二零零三年及二零零二年十二月三十一日亦無購股權尚未行使。

儲備

本集團及本公司儲備於本年度之變動詳情載於賬目附註26。

可分派儲備

根據開曼群島公司法（二零零二年修訂本）第22章及本公司之組織章程細則計算，本公司於二零零三年十二月三十一日之可供分派儲備合共為26,309,000港元（二零零二年：88,682,000港元）；為股份溢價賬之貸方數額172,353,000港元（二零零二年：162,789,000港元）減於當日之累計虧損146,044,000港元（二零零二年：74,107,000港元）。本公司可於若干情況下自股份溢價賬向股東作出分派。

主要供應商及主要客戶

本集團主要供應商及主要客戶所佔採購及銷售百分比如下：

採購	
— 最大供應商	48%
— 五大供應商合計	62%
銷售	
— 最大客戶	58%
— 五大客戶合計	60%

據董事所知，並無董事、彼等之聯繫人士或任何據董事所知擁有本公司已發行股本5%以上之股東實益擁有上述主要供應商或主要客戶之任何權益。

董事會報告

五年財務概要 *(續)*

資產及負債 *(續)*

由於經營前開支及無形資產之會計政策分別於一九九九年及二零零一年出現變化，因此截至一九九九年、二零零零年及二零零一年十二月三十一日止三年度各年之股東應佔(虧損)／溢利淨額及有關年度結算日之股東權益均已重列。由於董事認為須涉及額外成本及時間，故並無重列截至二零零零年十二月三十一日止兩年各年持續及終止經營業務之除稅前虧損及稅項。

固定資產

本集團固定資產之變動詳情載於賬目附註11。

股本

本公司股本之變動詳情載於賬目附註25。

購股權計劃

本公司於二零零二年七月三十日採納新購股權計劃(「股權計劃」)。股權計劃旨在肯定及表揚合資格人士對本集團作出之貢獻。根據股權計劃之釋義，合資格人士包括(但不限於)本集團董事、僱員、合作夥伴及聯繫人士。

根據該10年期股權計劃，本公司可向合資格人士授出購股權，而合資格人士每次獲授購股權時須向本公司支付1.00港元之代價。任何12個月期間內個別合資格人士行使所獲授購股權(包括已行使、已註銷及未行使之購股權)已發行及可發行之股份總數，不得超過當時之已發行股份1%。除獲得股東事先批准外，根據股權計劃可授出之購股權所涉及之最高數目不得超過277,429,315股股份，相等於採納股權計劃時已發行股份總數10%。

根據股權計劃，每份購股權之認購價不得低於(i)向合資格人士授出購股權當日聯交所每日報價表所示之股份收市價；或(ii)截至授出購股權當日止5個交易日聯交所每日報價表所示之股份平均收市價；或(iii)股份面值(以最高者為準)。股權計劃並無規定承授人須持有購股權一段最短時限方可擁有或行使購股權，而購股權可於本公司董事會釐定之購股權有效期內行使。

董事會報告

五年財務概要（續）

業績

	二零零三年	二零零二年	二零零一年	二零零零年	一九九九年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額					
持續經營業務	**30,011**	51,791	128,875	89,753	32,451
已終止業務	**—**	—	—	29,522	695,275
	30,011	51,791	128,875	119,275	727,726
除税前虧損	**(69,851)**	(171,355)	(165,710)	(587,456)	(11,461)
税項	**(195)**	—	—	645	1,164
少數股東權益	**—**	76,252	27,306	93,081	79,874
股東應佔（虧損）／溢利	**(70,046)**	(95,103)	(138,404)	(493,730)	69,577

資產及負債

	二零零三年	二零零二年	二零零一年	二零零零年	一九九九年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
固定資產	**2,560**	6,030	83,520	43,213	69,597
無形資產	**1,685**	2,249	59,453	64,606	129,442
佔共同控制公司及聯營公司之權益	**15,837**	39,742	10,901	26,155	19,859
投資證券	**36,000**	80,508	55,662	58,414	32,055
其他資產	**4,533**	6,169	64,353	66,987	74,303
流動資產	**72,653**	38,643	304,180	342,536	737,014
資產總值	**133,268**	173,341	578,069	601,911	1,062,270
流動負債	**59,428**	32,803	190,851	95,869	238,586
長期負債	**10,000**	21,216	50,715	45,119	756
負債總值	**69,428**	54,019	241,566	140,988	239,342
少數股東權益	**—**	—	120,752	107,821	205,009
資產淨值	**63,840**	119,322	215,751	353,102	617,919

董事會報告

董事會茲提呈截至二零零三年十二月三十一日止年度之董事會報告及經審核賬目。

主要業務及經營地區分析

本公司之主要業務為投資控股。附屬公司業務則載於賬目附註34。

本集團本年度按業務及地區分類之表現載於賬目附註4。

業績及股息

本集團本年度之業績載列於第20頁之綜合損益賬。

董事會不建議派發截至二零零三年十二月三十一日止年度之股息。

五年財務概要

本集團過去五個財政年度之業績及資產與負債概要摘錄自經審核賬目編製，並經適當重新列賬／重新分類後概括如下。

管理層討論及分析

未完結之訴訟及或然負債

本集團於二零零三年十二月三十一日有一宗尚未完結之訴訟，詳情已於賬目附註31披露。除上述者外，本集團於年結日並無其他未償還之重大或然負債。

管理層討論及分析

流動資金、財務資源及外匯風險

於二零零三年十二月三十一日，本集團持有之現金存款(包括已抵押存款)之總額為16,400,000港元，較二零零二年十二月三十一日增加12,200,000港元，主要由於本集團於年內透過向公眾投資者發行500,000,000股新普通股之方式籌得約14,500,000港元所致。於二零零三年十二月三十一日之流動比率與資本負債比率(即長期負債與淨值之比率)分別為1.22及0.16，較二零零二年十二月三十一日之1.18及0.18略有改善。

除內部流動現金及進行集資外，本集團於年內亦動用短期借貸融通撥付營運所需。年內之所有借貸均按市場利率計算。短期借貸乃以聯營公司之股份作抵押。於年終，本集團並無任何尚未償還之長期銀行貸款，亦無任何尚未償還之銀行透支。

集團並無面對重大外匯波動風險。本集團將繼續倚賴內部流動現金及借貸撥付營運開支。本集團亦會倚賴變現其資產及進行集資來應付未來需要。

所持重大投資

年內，所持重大投資並無任何變動，本集團於年內亦無任何重大資產收購或出售行動。

僱員數目與薪酬、薪酬政策、花紅與購股權計劃及培訓計劃

於二零零三年十二月三十一日，本集團共有6名香港全職僱員及約25名中國僱員。本集團為銷售部門及非銷售部門之僱員訂有不同之薪酬計劃。銷售人員之薪酬會根據目標盈利之方式計算，包括薪金及銷售佣金。工程及產品開發部等非銷售部門之人員則會獲取月薪，而本集團會不時作出檢討並根據個別表現而作出調整。除薪金外，本集團為員工提供之福利亦包括醫療保險、員工公積金供款及酌情培訓津貼。本集團亦會視乎業績表現而酌情給予購股權及花紅。

主席報告

本集團已整頓架構。本集團將致力擴充業務，並推行可增加收益及鞏固資產基礎之策略。本集團將繼續發掘於香港或海外策略性收購股本權益之任何商機。此外，本集團亦將物色機會，在股票及資本市場擴展其資本基礎。

鳴謝

本人謹藉此機會對全體董事及僱員於年內作出之努力及貢獻致以衷心謝意，亦感謝各股東、合作夥伴及聯繫人士之不斷支持。

主席
高振順

香港，二零零四年四月二十七日

主席報告

隨著中國政府繼續推行數碼化，天地數碼預期機頂盒之銷售及用戶收益將迅速增加。於二零零三年七月，中國國家廣播電影電視總局(「國家廣電局」)正式宣佈33個即將推行數碼化計劃之城市之名單。在眾多城市中，天地數碼已與若干城市建立關係。

在有線電視業，早佔先機可謂至關重要，原因是率先打入之公司可在其他地區制定技術標準、法律承擔及建立關係，令後來者難以進場。憑藉天地數碼所佔之先機，吾等相信，天地數碼已奠下穩固之基礎，以獲取大幅銷售增長。

通訊部門

本集團之通訊部門繼續於競爭激烈之環境下發展業務。本集團北京之主要銷售受非典型肺炎之陰霾下，於期內銷售模組呼叫中心解決方案之表現一直未如理想。然而，近數個月之市場反應理想。本集團預期，憑藉其規模龐大及符合成本效益之模組系統，可為企業提供價格相宜之解決方案，以切合客戶需求。本集團已準備就緒，於中國市場銷售此項解決方案及其他相關服務。

影音分銷部門

非典型肺炎嚴格拖累本港經濟，高檔次音響市場大受影響。隨著政府大力支持刺激中國旅客訪港，香港整體零售市場將因此而受惠。本集團將在進一步投資於此項業務前慎選策略收購及發行權。

展望

本集團將伺機對分銷影音元件及器材業務作策略性投資，並加強對該業務之發展。

如上文所述，本集團於天地數碼之重大投資為投資於令人振奮、具發展潛力之中國數碼廣播業，中國數碼廣播業蘊藏可帶來龐大收益及豐厚溢利之潛力。隨著行業推進，及有線營運商之優越性增加，天地數碼預期將與能互補天地數碼現有軟件開發及服務優勢之策略性夥伴合作。天地數碼因此主動與潛在策略性夥伴磋商。本集團將支持天地數碼與於硬件、製造及技術方面有優勢之策略性夥伴合作，並以本集團所有之經驗及專業協助天地數碼能成功實現於中國之數碼有線業務。

主席報告

本集團於年內之營業額為30,011,000港元，去年則為51,791,000港元。股東應佔虧損為70,046,000港元，二零零二年之虧損淨額則為95,103,000港元。

以下為各主要分部之業績回顧。

數碼廣播投資

本集團其中一項重大投資(於二零零三年列作聯營公司計算，於二零零二年列作附屬公司計算)為於香港上市之天地數碼(控股)有限公司(「天地數碼」)。在中國政府宣佈擬於二零零五年將30,000,000名模擬用戶轉為數碼用戶後，天地數碼之營商環境已有重大改善。因此，天地數碼因推行數碼化計劃越趨本地化而錄得機頂盒銷售及用戶收益大幅增加。儘管受非典型肺炎打擊，有線電視台押後其數碼化計劃及減少宣傳活動，惟收益仍有所增加。

天地數碼已於二零零三年一月向福建出售輸入終端設備，現正向其供應機頂盒，並於六月與上海簽訂合約，向市政府供應機頂盒；與此同時亦與烏魯木齊、杭州及青島簽訂整合合約。

整合合約為天地數碼帶來新發展，天地數碼同意供應所有中介軟件、軟件及整合專才，以確保為有線電視經營商設立數碼平台以供運作。天地數碼並無供應實際終端設備，故並無產生任何資本開支。天地數碼收取整合費用，惟並無就此項安排收取任何訂戶費用。然而，天地數碼將就所提供具備可提供各種增值服務功能之軟件在未來15至20年分佔增值服務收益30至50%。增值服務包括：網上遊戲、遙距教育、電視購物、股市交易等。一方面，此項新業務模組不會為天地數碼帶來任何財務風險；另一方面，倘在中國推行增值服務取得成功，則可帶來大量財務資源。

由銷售終端設備轉為銷售機頂盒，以及進行訂戶銷售實屬理所當然之進程，原因是首批有線電視經營商必須安裝終端設備。透過銷售終端設備及於其他地區出租終端設備，天地數碼已為未來之收益奠下基礎。完成安裝終端設備後，有線電視經營商可向客戶出售機頂盒及供其訂購。由於銷售機頂盒及提供服務較銷售終端設備對公司而言更為有利可圖，故天地數碼預期轉型後之收益將會取得長足增長。

公司資料

董事會

高振順先生
張釗榮先生
Wilton Timothy Carr Ingram先生
黃友嘉博士

公司秘書

陳錦坤先生

核數師

羅兵咸永道會計師事務所
執業會計師

律師

麥堅時律師行

註冊辦事處

Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

香港主要營業地點

香港
金鐘
夏慤道16號
遠東金融中心4306-07室

香港股份過戶登記處

登捷時有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心
地下

目錄

友利控股有限公司

二零零三年年報